Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048
Email: jha@stevenslee.com
Direct Fax: (610) 371-7960

September 30, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Amendment No. 3 to Form 8-K
Filed July 22, 2011
File No. 000-52346

Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated August 31, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K, as amended (the “Form 8-K”).  A copy of the Form 8-K, and related exhibits, has been marked to note the changes from the original filing made with the Commission (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Form 8-K filed July 22, 2011

Item 1.01 Entry Into a Material Definitive Agreement, page 1

1.
We partially reissue comment two of our letter dated June 16, 2011. We note that the consolidation only applies to the ordinary shares currently outstanding and that the consolidation would not apply to the preferred share conversion. Therefore, after the consolidation and conversion, the shareholder who owns the preferred shares will control a greater percentage of the voting securities than the current ownership. Please clearly disclose.

Securities and Exchange Commission
September 30, 2011	Page 2

The Company has revised the first bullet at the top of page 2.  This bullet now reads in full as follows:

•
In connection with the share exchange, the Company issued an aggregate of 32,839,910 ordinary shares to 35 former Victor Score shareholders in exchange for 30,546.31 shares of Victor Score stock then held by them and 104,571.95 preference shares to Mr. Chuan-Tao Zheng in exchange for 19,453.69 shares of Victor Score stock then held by him.  Each ordinary share is entitled to one vote per share and each preference share is entitled to 100 votes per share on all matters upon which a shareholder is entitled to vote.  Upon effectiveness of the share exchange, the Company had 34,645,610 ordinary shares and 104,571.95 preference shares issued and outstanding. Mr. Zheng held 100% of the outstanding preference shares, or 23.19% of the voting power, of the Company.

The Company expects to seek a shareholder vote to increase its authorized ordinary shares to 100 million shares, consolidate its outstanding ordinary shares on a one-for-two basis, and change its name to “TODA International Holdings Inc.” within the next 45 to 60 days.  This proposed shareholder action shall not impact the authorized preference shares.  However, upon the effectiveness of the increase in the authorized ordinary shares of the Company and immediately following the consummation of a one-for-two ordinary share consolidation, each preference share then outstanding shall be automatically converted into 100 ordinary shares of the Company.  The preference shares and the ordinary shares into which they shall be converted shall not be subject to the one-for-two share consolidation.

Upon consummation of the one-for-two ordinary share consolidation of 34,645,610 ordinary shares and automatic conversion of 104,571.95 preference shares into 10,457,195 ordinary shares, the Company shall have 27,780,000 ordinary shares and no preference shares outstanding.  Mr. Zheng will hold 10,457,195 ordinary shares, or 37.64% of outstanding ordinary shares and total voting power, of the Company.

Description of Our Industry, page 6

2.
We reissue comment four of our letter dated June 16, 2011. Please provide us supplementally with the source information for the information in this section. For instance, we note numerous instances where you rely upon information from IWCC. However, the supplemental information provided does not include such source information. Consider providing with the supplemental information a table that clearly matches the information in this section with the particular supplemental information that provides the basis for the statement. Lastly, as previously requested, please clearly state the source(s) of the information provided in this section and in the business section.

The Company is resubmitting some of the information that was previously provided and submitting additional supporting documentation for statements made in the Form 8-K.  As suggested by the Staff, the Company has provided a table to more clearly show what statement each supporting document references.  This table is attached hereto as Appendix A.

3.
We partially reissue comment five of our letter dated June 16, 2011. Please provide an English translation for the supplemental information provided in response to the comment. In addition, we note that the information provided supplementally is from 2009. Please explain how this information is applicable in determining your current market share.

Securities and Exchange Commission
September 30, 2011	Page 3

The Company respectfully advises the Commission that 2010 data has not been released and therefore, the 2009 statistics are the most recent numbers available to the Company.  The Company has clarified this and used the 2009 data to extrapolate its market share using its 2010 production.  The following disclosure has been added on page 10:

Although we believe that these 2009 statistics present a conservative picture of the industry as of early 2011, assuming stagnant production in 2010 and taking into account TOFA’s sale of 3,165 metric tons of CCA for RF cables in 2010, at the end of 2010, TOFA is estimated to have sold approximately 33% of all high-end RF cable CCA in China in 2010.

The Company further respectfully advises the Commission that, with respect to the Chinese language page previously submitted, the page was merely a website cover page and was provided as the source for the English language information that followed immediately thereafter.  Since this cover page does not enhance or substantiate any of the disclosure in the Form 8-K, it has not been translated and is not included in the supporting documentation resubmitted herein.

4.
We partially reissue comment six of our letter dated June 16, 2011. Please provide the basis for the projections provided in your business discussion. For instance, we note the reference to CCA wires providing net margins of 30%, and the extra revenue and net profit for the planned expansion for the end of 2012 disclosed on page 17. We also note similar projections on page 18. We again direct your attention to Item 10(b) of Regulation S-K for the Commission policy on projections. Please revise the disclosure accordingly.

The Company has amended the disclosure on pages 21 and 22 to address the Staff’s comment.

Description of Our Business, page 8

5.
We reissue comment 10 of our letter dated June 16, 2011. Please provide the basis for management’s belief regarding the market share set forth in the table on page 11. To the extent you relied upon industry experts, please disclose the source of the information and provide us supplementally with the source material.

The Company has removed the market share information in the table on page 14.  While the Company’s management has a good faith belief in the numbers previously included in the disclosure, they are unable to substantiate the information based on industry sources.

Liquidity and Capital Resources, page 44

6.
We partially reissue comment 13 of our letter dated June 16, 2011. Please file these loan agreements as exhibits. The fact that the loans are for less than one year does not mean they are not material. In addition, for those loans that are not a fixed amount, please provide the interest rate as of a recent date.

Securities and Exchange Commission
September 30, 2011	Page 4

The Company has filed the loan agreements and related documents with Amendment No. 4 to the Form 8-K.  Additionally, the Company has updated the disclosure on pages 52 and 53 to provide current interest rate information as requested by the Staff.

Transactions with Related Persons, Promoters and Certain Control Persons, page 48

7.
We reissue comment 14 of our letter dated June 16, 2011. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each loan and guarantee listed. Please file these agreements as exhibits.

The Company has revised the “Transactions with Related Persons, Promoters and Certain Control Persons” disclosure on pages 56 through 58 to include the disclosure required by Item 404(a)(5) of Regulation S-K for each loan and guarantee listed.  The agreements have been filed as exhibits.

Item 9.01 Financial Statement and Exhibits

8.	We reissue comment 18 in our letter dated June 16, 2011, as it relates to exhibits 10.12 and 10.13. In this regard, it is unclear how these exhibits are signed.

The Company has refiled marked version of Exhibits 10.12 and 10.13 with Amendment No. 4 to the Form 8-K, correcting the signatures on the exhibits.

9.
We partially reissue comment 19 of our letter dated June 16, 2011. Please file complete, unredacted copies of the exhibits, or request confidential treatment of information that otherwise is required to be disclosed. See Rule 24b-2 under the Securities Exchange Act of 1934.

The Company has addressed this comment in separate correspondence requesting confidential treatment of certain information that otherwise is required to be disclosed.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.

Appendix A

STATEMENT IN 8-K – Page 9	SOURCE/BACK UP FOR STATEMENT

In 2005, Professor Dai YaKang, a leading expert in the introduction and development of composite bimetals in China predicted, while participating in the Beijing Conference of the International Copper Association Ltd. (the “ICA Conference”), that 25% to 50% of the copper products market in China would gradually be replaced by composite bimetallic products by 2025.
Please refer to the Statement, dated May 2011 from Professor Dai Yakang from Dalian Jiaotong University, a copy of which is attached hereto and labeled #1

The International Wrought Copper Council (“IWCC”) has estimated that, at present, the annual demand for copper in China is in excess of 5 million tons.  Based upon the statistics set forth by the IWCC, this demand increased at a rate of between 10% and 20% per year since 2000.
Please refer to the highlighted information in the China table of the General Statistics of the International Wrought Copper Council, a copy of which is attached hereto and labeled #2

Using a 25% assumed replacement rate, by 2025 the annual demand for CCA and CCS will be at least 1.25 million tons. Using the current wholesale price of approximately US$5,800 per ton, the domestic CCA and CCS market in China will conservatively be worth about US$7.25 billion per year by 2025.

The calculations in this section are derived using the most conservative figure from Professor Dai Yakang’s statements at the ICA Conference and the statistical information from the IWCC.  The Company has revised the disclosure on page 9 to clarify that value of the domestic CCA and CCS market is a projection out to 2025, consistent with the information above.

The Liaoning Province 2011 Government Work Report, published on January 27, 2011, provides that the local government is undertaking five industry-promoting programs designed to support Liaoning’s development.  In connection with the “Industrial Project,” the government anticipates that “fixed asset investment” will surpass RMB 850 billion ($150 billion), with the investment in the power industry representing approximately 2% of the total. As a result, the Provincial Electricity Bureau’s solicitation of tenders for the supply of power cables could be worth US$3 billion every year. Although not all of the cables used will be made of composite bimetallic products, there is tremendous potential for growth in this area. In terms of total output, China produced about 5,000 tons of CCA and CCS wire in 2001, as compared to total production of 25,000 tons of CCA and CCS wire in 2006 and 40,000 tons in 2007.
Please refer to the highlighted information on page 7 of the “Liaoning Province 2011 Government Work Report,” a copy of which is attached hereto and labeled #3

STATEMENT IN 8-K – Page 10	SOURCE/BACK UP FOR STATEMENT

In late 2008/early 2009, the Chinese State Council announced a US$590 billion stimulus package to support the Chinese economy in response to the financial turmoil of late 2008.	Please refer to “Four Trillion Stimulus Package: To Spend It and Spend Fast,” by Chen Tao, South Weekend, November 20, 2008, a copy of which is attached hereto and labeled #4

Approximately US$30 billion of this stimulus money has been allocated to the advancement of the telecommunication industry, including the promotion of 3G mobile communication services, digital TV sets and next generation broadband.

Please refer to “China Broadband Overview,” from Point topic, dated July 5, 2011 and “China to invest $41b in 3G network in next two years” from CHINAdaily, copies of which are attached hereto and labeled #5

The 3G and 3G LTE Development Plan put forth by the Chinese State Council, provides that, with respect to radio and cellular technology, approximately RMB 400 billion will be invested in this sector over the next several years to build in excess of 400,000 base stations to provide services to approximately 15 million end users.  This represents an annual increase of approximately 80,000 to 100,000 base stations throughout the country for the next three years.
Please refer to “Eight Ministries’ Suggestions on Generation III Mobile Communication Network,” a copy of which is attached hereto and labeled #6

Based on TOFA’s experience, each base station needs between 500 and 800 meters of coaxial cable which equates to a minimum annual demand of 60,000 kilometers of coaxial cables.  Each kilometer of coaxial cable uses approximately 500-700 kilograms of CCA, resulting in an annual demand of approximately 40,000 tons of CCA per year.
TOFA’s management has years of experience in this area and they have extrapolated the information contained herein based on that experience.

In 2009, according to the China Cable and Optical Device Industry Summary and 5 Year Plan 2011-2015, the telecommunications RF cable market accounted for the sale of approximately 400,000 kilometers (km) of copper and/or CCA material.
Please refer to the Excerpt from the “China Cable and Optical Device Industry Summary and 5 Year Plan 2011-2015” attached hereto and labeled #7

Industry-wide, RF cables sold in 2009 consisted of approximately 60% of 7/8” Φ9.3-9.8 copper inner conductors and 40% of 1/2” Φ4.90 CCA inner conductors.
Please refer to the Statement, dated July 15, 2011 from Liu Pijia, Chief Operating Officer of TODA International Holdings, Director of China Electronic Component Industrial Council, Member of China Electronic Applications Industrial Council Power Cables/Wires Brand nd Member of Expertise Committee of Communication and Optical Cables, a copy of which is attached hereto and labeled #8

STATEMENT IN 8-K – Page 11	SOURCE/BACKUP FOR STATEMENT

At present, annual spending on copper products within the power industry in China is estimated to be US$71 billion, and about 30% of which is for power cables.	The information contained herein is derived from discussions between members of management and various governmental officials and is not reduced to writing for dissemination.

Using current estimates, and assuming a 25% replacement of pure copper cables by CCA cables at a price equal to about 70% of the price for pure copper, we believe the market potential of CCA power cables could reach US$3.7 billion annually by 2025 (US$71 billion x 30% x 25% x 70%).

The calculations in this section are derived using the most conservative figure from Professor Dai Yakang’s statements at the ICA Conference referenced earlier in the document, the estimates in the prior statement and employs a 30% discount rate from the price of pure copper.

STATEMENT IN 8-K – Page 12	SOURCE/BACKUP FOR STATEMENT

The traditional CCS production process uses a significant amount of acid, alkali and highly toxic cyanide, all of which have a negative impact on the environment.  Because of this, use of these substances has been widely restricted.

In general, the Company has provided the following materials that support these statements:

“Environmental Protection Law of People’s Republic of China” attached hereto as #9-1

“2011 National Pollution Prevention and Control Points” Memo attached hereto as #9-2

“Insight into technology and policy to promote pollution prevention and control of heavy metal” attached hereto as #9-3

“Xu Ming, Vice Governor of Jiangsu Province, in the heavy metal pollution prevention pollution prevention conference on the harm to the masses from heavy metal pollution” attached hereto as #9-4

“Jiangsu seeks heavy metal pollution prevention “four place” speed up the elimination of backward production capacity of heavy metals” attached hereto as #9-5

“Ningxia enterprises that illegally discharge remediation in 2011 public health environmental protection special action in full swing” attached hereto as #9-6

“Chongqing Municipal Environment Protection Bureau five measures to strengthen the work of the main city standards of industrial enterprises” attached hereto as #9-7

The articles listed above illustrate the Chinese government’s initiative in solving the heavy metal pollution problem that is associated with the traditional method of production. For instance, according to preliminary data set forth in “Long Way to Go Imminent Heavy Metal Pollution Prevention” (attached hereto as #9-8), there are totally 259 enterprises involved in heavy metal discharge in Liaoning Province. Two of them have been banned, 34 of them have been required to regulate their process with its production paused, and another 7 of them are under period modification.

STATEMENT IN 8-K – Page 12	SOURCE/BACKUP FOR STATEMENT

For example, providing CCA electricity/power cables to a building in a city will, on the average, cost US$2.35 per square meter of gross floor area; and in Dalian alone, based on information reported in “The 2010 Real Estate Market Research Report for Dalian” published by the China Real Estate Information Corporation, there are approximately 6 million square meters of gross floor area being constructed every year.
Please refer to the excerpt from “The 2010 Real Estate Market Research Report for Dalian” published by the China Real Estate Information Corporation attached hereto as #10.

STATEMENT IN 8-K – Page 15	SOURCE FOR STATEMENT

In fact, because of the rather high barrier to entry in terms of the production technologies required, there are less than fifty players in the industry in the whole of China.  Among them, only twenty or so can be considered as having decent productions. Yet, they are of relatively small scale and mainly concentrate on the production of the lower end products like TV cables and wires for other home appliances.

The Company believes that these statements are substantiated by the information provided throughout the earlier portion of the 8-K.  Based upon the information contained earlier in the document, combined with the substantial experience of key members of TOFA’s management, the Company feels confident in making these statements.

Of the top three or four players, Fushi Copperweld believes it is one of the largest bimetal producer in the world in terms of manufacturing capacity. Fushi has acquired manufacturing plants in the US and the UK, which have resulted in its gaining substantial market share in the international market.
Fushi Copperweld’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2010 (page 2).

The Tongda composite bimetal materials producing equipment is innovative in China as there was no domestically produced equipment of such kind in the market before.	The Company has clarified that Tongda’s production equipment is the first domestically produced system of its kind in China.

STATEMENT IN 8-K – Page 16	BACK-UP FOR STATEMENT

When compared to the old generation equipment in Tongda’s internal testing process, the employment of the intelligent production lines from Tongda increases production efficiency by about 33% and lowers material wastage by 3%.
The Company has amended the original sentence to clarify that the efficiencies resulting from the use of Tongda’s intelligent production line are derived from its internal testing process.

There is also a lower level of noise generated using Tongda’s intelligent production equipment when compared to the traditional bimetal materials production equipment.	Again, the information in the sentence is based on observation and internal testing of the system.

STATEMENT IN 8-K – Page 18	BACK-UP FOR STATEMENT

As a result, management is of the opinion that Tongda is a leader in the business and there is no domestic competition with respect to the production of intelligent composite bimetal materials manufacturing equipment in China.
As stated in the disclosure, this information is based solely on management’s opinion. This opinion is based on the expertise and experience of the Company’s management.

Internationally, we believe that our primary competition is Nexans Deutschland GmbH, a German subsidiary of French cable maker Nexans SA, that produces similar lines of products as our intelligent bimetal materials production equipment with clad welding technology. Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd. uses an intelligent production line licensed from Nexans by Fushi Copperweld, Inc.
The information in this sentence is based on industry knowledge, as well as public information contained in Fushi Copperweld’s SEC filings.

STATEMENT IN 8-K – Pages 19 and 20	SOURCE FOR STATEMENT

The traditional electro-plating production process is a potential eco-hazard, releasing high levels of pollutants into the atmosphere.  In Liaoning province alone, governmental regulators have forced the permanent closure of two metal material producers and the temporary shut down of 34 more while they search for a way to reduce the level of harmful emissions from their facilities.  Seven additional manufacturers have been ordered to reduce their level of emissions.  Similar environmental crackdowns are being felt throughout other provinces in China.  The Chinese government continues to introduce more stringent environmental regulations for the production of electro-plating with the goal of reducing or eliminating the production of harmful levels of acid and alkali residue, as well as toxic levels of cyanide.

As with the disclosure on page 12, the Company has provided the following general materials that support these statements:

“Environmental Protection Law of People’s Republic of China” attached hereto as #9-1

“2011 National Pollution Prevention and Control Points” Memo attached hereto as #9-2

“Insight into technology and policy to promote pollution prevention and control of heavy metal” attached hereto as #9-3

“Xu Ming, Vice Governor of Jiangsu Province, in the heavy metal pollution prevention pollution prevention conference on the harm to the masses from heavy metal pollution” attached hereto as #9-4

“Jiangsu seeks heavy metal pollution prevention “four place” speed up the elimination of backward production capacity of heavy metals” attached hereto as #9-5

“Ningxia enterprises that illegally discharge remediation in 2011 public health environmental protection special action in full swing” attached hereto as #9-6

“Chongqing Municipal Environment Protection Bureau five measures to strengthen the work of the main city standards of industrial enterprises” attached hereto as #9-7

The articles listed above illustrate the Chinese government’s initiative in solving the heavy metal pollution problem that is associated with the traditional method of production. For instance, according to preliminary data set forth in “Long Way to Go Imminent Heavy Metal Pollution Prevention” (attached hereto as #9-8), there are totally 259 enterprises involved in heavy metal discharge in Liaoning Province. Two of them have been banned, 34 of them have been required to regulate their process with its production paused, and another 7 of them are under period modification.

#/

Statement

A symposium on *Future of CCA Replacement of Copper Products* was held by International Copper Association (China) in Beijing, 2005. As the inventor of clad welding process, I was invited to the Symposium as specialist in the field. Attendees in the Symposium made predictions that as copper resources were depleted in the world wide as apposed to enormous demand of copper, the copper price would soar to a higher level and cause urgent need of partially or wholly replacing copper with aluminum. In recent years, composite bimetal products like CCA-related wires/bars, CCS wire ropes and CCS rods have far-reached applications in industries, particularly the power wire/cables sector, because of

- more sophisticated technology;
- wider applications of copper substitutes;
- increased demand;
- faster substituting speed; and
- stronger competitive strength.

For the abovementioned reasons, I believe in the next decades, demand of composite bimetal products will experience explosive growth and replace 25%~50% copper products in the market.

This is to certify that my foresaid prediction is made on basis of massive data collected in the Symposium.

Dai Yakang

戴雅康

Professor, Dalian Jiaotong University
Technical Advisor to Dalian TTOFF Group
Date: May 2011

International Wrought Copper Council

#2

General Statistics

IWCC

Copper & Copper Alloy Semis Demand ('000 tonnes)

EUROPE

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Copper Wire	2095	2094	2193	2360	2251	2362	2370	2311	2429	2449	2420	2673	2754	2648	2085	2208
Copper RBS	125	116	113	117	98	100	107	96	101	100	96	91	88	93	72	75
Copper PSS	356	334	365	366	370	384	350	344	359	375	357	384	354	313	245	272
Copper Tube	514	526	506	508	507	527	493	489	488	512	472	491	415	399	320	328
Total Copper	**3091**	**3070**	**3177**	**3351**	**3226**	**3373**	**3321**	**3239**	**3378**	**3436**	**3345**	**3640**	**3611**	**3453**	**2722**	**2883**
Alloy Wire	94	87	94	93	110	105	106	85	83	85	76	74	74	65	33	50
Alloy RBS	1042	939	1078	1180	1117	1233	1084	1046	1004	1066	969	1089	961	854	614	796
Alloy PSS	377	327	352	368	370	453	410	320	291	299	290	319	312	261	181	256
Alloy Tube	121	93	99	102	97	102	91	78	75	93	85	101	102	93	62	80
Total Alloy	**1634**	**1446**	**1624**	**1742**	**1693**	**1894**	**1690**	**1529**	**1453**	**1543**	**1419**	**1583**	**1450**	**1276**	**892**	**1183**
Grand Total	**4725**	**4516**	**4801**	**5093**	**4920**	**5267**	**5011**	**4764**	**4822**	**4995**	**4793**	**5246**	**5058**	**4721**	**3613**	**4066**

JAPAN

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Cu Wire Rod	-	-	-	893	839	830	741	688	681	712	741	746	778	698	530	584
Copper RBS	45	47	49	40	29	34	35	32	32	35	34	32	32	33	25	23
Copper PSS	196	187	197	172	179	210	173	189	199	218	215	232	228	224	150	213
Copper Tube	187	195	174	148	159	171	152	133	138	143	135	145	137	127	97	113
Total Copper	-	-	-	**1253**	**1206**	**1245**	**1100**	**1042**	**1049**	**1108**	**1125**	**1155**	**1176**	**1082**	**802**	**933**
Alloy Wire	32	32	31	26	24	29	29	28	27	31	30	30	30	28	18	23
Alloy RBS	299	295	295	238	252	284	252	227	237	239	224	240	216	198	141	175
Alloy PSS	207	194	197	159	165	189	143	155	154	167	157	152	143	135	82	116
Alloy Tube	23	21	20	18	14	13	12	11	9	10	9	11	11	12	10	9
Total Alloy	**562**	**542**	**543**	**441**	**454**	**515**	**436**	**421**	**427**	**447**	**421**	**433**	**400**	**372**	**251**	**324**
Grand Total	-	-	-	**1694**	**1660**	**1759**	**1536**	**1463**	**1476**	**1555**	**1545**	**1588**	**1576**	**1454**	**1054**	**1257**

USA

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Copper Wire	1605	1712	1889	2025	2092	2040	1788	1582	1703	1772	1604	1735	1644	1478	1115	1177
Copper RBS	91	85	93	92	108	147	111	85	67	115	116	117	121	104	82	115

http://www.coppercouncil.org/ (1 of 2)9/14/2011 5:24:18 PM

International Wrought Copper Council

Copper PSS	189	201	212	227	253	291	233	205	190	221	212	219	197	152	116	129
Copper Tube	510	574	567	592	603	620	592	589	587	621	626	560	512	450	347	329
Total Copper	**2395**	**2572**	**2761**	**2936**	**3056**	**3098**	**2724**	**2459**	**2548**	**2728**	**2558**	**2631**	**2473**	**2183**	**1660**	**1750**
Alloy Wire	38	44	41	45	42	46	38	39	35	37	32	29	23	22	23	28
Alloy RBS	435	433	482	472	489	493	373	388	358	386	358	353	298	275	179	223
Alloy PSS	349	362	376	365	412	439	309	326	293	329	291	310	283	252	198	253
Alloy Tube	41	33	38	41	37	38	33	34	29	32	28	24	21	20	13	16
Total Alloy	**863**	**872**	**937**	**922**	**982**	**1016**	**753**	**784**	**716**	**784**	**709**	**716**	**626**	**569**	**413**	**520**
Grand Total	**3257**	**3444**	**3698**	**3857**	**4039**	**4113**	**3478**	**3244**	**3264**	**3512**	**3267**	**3347**	**3099**	**2752**	**2073**	**2270**

CHINA

*

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
* Copper Wire	-	-	-	-	-	1523	1724	2009	2374	2618	2763	3196	3652	4259	4749	5400 *
Copper RBS	-	-	-	-	-	50	57	62	74	113	130	128	150	149	151	162
Copper PSS	-	-	-	-	-	156	174	198	250	288	304	381	449	455	502	582
Copper Tube	-	-	-	-	-	254	296	332	417	468	578	592	700	686	697	943
Total Copper	**-**	**-**	**-**	**-**	**-**	**1984**	**2251**	**2601**	**3115**	**3487**	**3775**	**4343**	**4950**	**5548**	**6099**	**7088**
Alloy Wire	-	-	-	-	-	82	95	114	138	155	168	187	230	249	238	269
Alloy RBS	-	-	-	-	-	319	357	414	520	585	671	714	770	711	743	787
Alloy PSS	-	-	-	-	-	301	340	412	523	567	643	710	774	732	715	937
Alloy Tube	-	-	-	-	-	97	114	126	156	166	180	189	230	233	224	234
Total Alloy	**-**	**-**	**-**	**-**	**-**	**799**	**906**	**1067**	**1337**	**1473**	**1662**	**1827**	**2023**	**1988**	**1943**	**2226**
Grand Total	**-**	**-**	**-**	**-**	**-**	**2783**	**3157**	**3669**	**4452**	**4960**	**5437**	**6170**	**6973**	**7536**	**8042**	**9314**

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http://www.coppercouncil.org/ (2 of 2)9/14/2011 5:24:18 PM

#3

Liaoning Government Work Report 2011 (Full Text)
Liaoning Daily, 13:20 Jan 27th 2011

Fellow Deputies,
On behalf of Liaoning Provincial Government, I hereby present you the government work report for your deliberation and approval.

I. 11th Five-Year Review and 2010 Summary

With state government's unfailing support, we've accomplished each and all the tasks specified in the 11th Five-Year Plan.

During the period of executing the 11th Five-Year Plan, Liaoning region has accomplished annual GDP growth rate 14% up to 1.82 trillion, more than doubling the output of year 2005. Its GDP tops No.7 in the nation wide. Its government budget increased 24.3% to 200.48billion in 2010, tripling the figure of year 2005. Fixed assets investment experiences annual growth 30.5% totaling 5.1trillion, 4.2 times larger than that in the 10th Five-Year period. Foreign investment in actual use is increased by 42% up to 63.3billion U.S. dollars, 2.9 times greater than that in the 10th Five-Year period. For urban residents' personal income, it experiences 11.4% growth rate well beyond national average level, lifting its rank from 15th place up to the ninth compared with other Chinese provinces. Its peasants' personal income is increased 9.3%, with 989 rmb beyond the national average level.

For the last five years, Liaoning witnesses a faster social-economic development and a society benefiting from such growth. Its fourteen sub-layer cities have turned heir unfavorable circumstances around in aspects of urban development, rural economy and service sector.

After years of working experience and profound understanding of regional situations, Liaoning government focuses on three big regional development strategies that cover coastal area belt (now supported by the Central Government) and Shenyang Economic Zone (now approved as National Reform Pilot Area for New Industry and Facilities).

Fellow deputies, we've obtained the goals made in the Third Session of the Eleventh Provincial People's Congress. It's a new chapter for age-old industrial Liaoning to grow anew!

Based on preliminary calculation, Liaoning's GDP is increased by 14.1%, general budget 26%, fixed investment 30.5%, retail consumer goods 18.6%, personal income of urban residents 9.3%, personal income of peasants 11.5%. Particularly, our budget revenue increased by 200% within three years is quite a phenomenon in China, reflecting our inner power and fruitful results. We have reasons to believe that year 2010 is a harvest year for Liaoning.

(i) Great Breakthrough of Three Regional Development Strategies

Portal cities and industrial parks are two main forms for economic outburst. Our accomplishments include that

- Dalian Northeast Asian International Shipping Center is newly progressed;
- 76 portal projects is under construction, expecting additional 80million tons of handling capacity.
- 42 industrial parks specially supported by government are undergoing robust development;
- Changxin Island Portal Industrial Park and Jinzhou Developmental Zone are now

upgraded to national level.

- Liaohe Bridge is finally constructed and put into use.

Shenyang Economic Zone is approved as National Reform Pilot Area for New Industry and Facilities. Thirty eight new cities including Shenfu, Tanggang, Shenxi, Beihai, Hedong, Tieling and Shenzhang are under constructions. Five industrial belts and ten clusters are also constructed as a fast speed.

As to less developed Northwest Liaoning, great effort has been extended to aspects of ecological system, infrastructures, industrial clusters, and agriculture-industrialization. In Chaoyang city, a Million-Acre Green House project is under execution. Work in other three Northwestern cities is developed smoothly as well.

Guided by these three regional strategies, fresh investment opportunities emerged. Foreign direct investment is increased by 34.4% up to 20.75billion U.S. dollars, domestic investment volume 410 billion rmb. Total volume of export and import is increased by 28.2%, and export volume 28.9%.

Up to date, Liaoning's advantages of rich opportunities and low operating cost have attracted investors both from home and abroad.

(ii) Update of Industrial Structure

Liaoning kicked off five company-related programs regarding self-improvement, project, merger and acquisition, industrial clusters, and energy-saving. As a result, added value of companies with economic scale is increased by 17.8%, realizing billions of profits.

Industrial clusters program unveils a new picture of integrating services like R&D, design, training and test for public convenience. Up to date, there are thirty three clusters with billions of revenues. Outcomes of saving land, integrating resources and upgrading industrial structure combines to boost the benign development.

Government has given unfailing support to a list of important companies. Companies like Dalian Intel, Anling Steel (Anyang) and Huajin Group have been put into production. And projects like Michelin (Sheyang), Mercedes-Benz (Shenyang), Dalian Hengli Petrochemical Group, Fuxin Coal-Produced Nature Gas are under construction.

For the purpose of improving technical innovation, 208 oversea research teams are introduced and fifty high-tech enterprises are acquired. Added value of high-tech products is increased by 26.4%. Yingkou and Liaoyang High-tech Zone are upgraded to national level. And private sector realizes a growth rate 23%, representing 60.5% of total economic volume.

(iii) New Chapter of Township and Urban Economies

We've exceeded what economic plan requires in connection with township economy. For forty four cities and towns, their regional GDP grows at a rate of 23%, general budget revenue 44% up to 49.2 billion rmb. Donggang and Kaiyuan become another two TOP 100 Chinese Towns, in addition to five other towns in Liaoning Province.

In term of agriculture, gains output is weighed 35.3billion Jin (1Jin = 0.5kg), meat/egg/milk 8.51million tons, aquatic food 5.75million tons and peanuts 5million tons. There is, under new operation, 1.5million Mu land, 3000 fowl cultivation bases and 1000 agricultural companies.

Government policy is cored by adjusting regional plans and power decentralization, thus stimulating economic vigor. For all 56 cities and regions, GDP is increased by 17% and financial budget revenue 24% up to 91.1 billion rmb.

In term of service sector, government goal is to improve industrial growth. Its added value grows by 12.2% up to 67.75 billion rmb. Favorable financial environment leads to a growth of loans 314 billion and fifteen newly listed companies that have raised 36.2 billion. We have 41 township banks, the largest number across China. Great support to key-note tourism to beach/village/spring also generates revenue growth 20.7%. For real estate industry, it is developing at a stable pace, with 31% higher in investment and 15% in sales.

(iv) Infrastructure and Eco-system

Satisfied results are attributed to the establishment of infrastructure and eco-system:

- Harbin – Dalian passenger railway completes the phases of laying rails.
- Panjin – Yingkou, Shenyang – Dandong, and Dandong – Dalian passenger railways are under construction.
- Shenyang subway Line No.1 is put into operation.
- Dalian subway is under construction.
- Highways connecting Fushun and Meihekou, Chaoyang and Chifeng, and Changxing Island and Shugang Port are finally completed and put into use.
- Total mileage of highways within Liaoning Province exceeds 3000kilometers.
- Dahuofang Water Reservoir II Phase is formally working.
- Jinling and Qingshang water reservoirs are under constructions.
- 233 risky/damaged reservoirs are repaired and reinforced.
- Power projects like Suizhong Power Plant II Phase and Hulun Buir – Liaoning 500kv Power Transit Project are constructed and put into operation.
- 99 sewage treatment plants are under operations.
- Coal-driven generators beyond 300megawatts are modified for desulfurization function.
- 30 household garbage treatment plants are finally constructed.
- Energy saving target specified in the 11th Five-Year Plan is fulfilled.
- Liaohe River and Linghe River are approved as conversation zones and competent authorities are formed for restoration and control. Water from trunk and branches of Liaohe River are required to reach V Category.
- Capital for restoring forests is increased by 140%, and 5.4million Mu land is reforested.

Environment in Liaoning is constantly changing for better. Our home land will surely be better.

(V) Projects for Public Well-being

We've provided numerous projects for public well-beings as follow:

- 1,156,000 people are recorded to be employed. Each household shall have at least one employed member.
- 216,000 rural labors successfully transit their jobs. Urban unemployment rate is 3.7%.
- Pension for company retirees is increased by 122 rmb.
- Minimum allowance is monthly 282 for citizens and annually 1744 for rural residents.
- Relief for disadvantaged groups is increased by 16%.
- 336,000 rural residents beyond 60 years old receives pension on a monthly basis.
- 1,500,000 urban retirees in poverty are covered with medical care. Each rural resident enjoys medical care with 120rmb governmental subsidies.
- There are 23 newly-built patient care centers in rural areas.
- 5000 impoverished cataract patient received eye surgeries for free.

- 406 poverty-stricken kids with congenital heart disease received surgeries for free.
- 164 boarding schools to provide free nine-year education are established and furnished in rural areas.
- 66,000 poor kids received stationeries for free.
- 41 nursing houses, 338 rural cultural centers and 5962 book stores are newly built.
- 2700 locations are provided with safe drinking water that benefits 1,550,000 peasants.
- 78,000 households are provided with low-rent apartments, and 60,000 households with economically affordable apartments.
- 5,080,000 square shanty area is renovated.
- Economic rewards for non-profit tasks are widely developed at rural area level.
- 100 villages complete reforms.
- 400 villages including 3000 households are lifted from poverty line. Impoverished population is decreased by 532,000 annually. 6,687 disaster-hit peasants are supported to rebuild their houses.
- CPI is increased up to 3%, lower than national level.

(VI) Social Undertakings and Democratic Establishment

- Baiye Stadium is established to hold the 12th National Games, and construction of Dahunnan district kicks off as well.
- 13 higher education institutions are devised to introduce corporate philosophy and attract talents.
- Work is smoothly performed in connection with state policy of trial pharmaceutical mechanism and public hospital reform in Anshan.
- Basic health care system is improved to cover a wider range of beneficiaries.
- Cultural houses, libraries, documentary exhibitions, museums and educational houses are set up or under constructions.
- Broadcast, media and press are integrated into one system.
- Government accomplished restoration task in Anxian Town, and started relief work in Tacheng area, earthquake-stricken Yushu, and mudslide-hit Zhouqu.
- Government accepts Provincial CPC and standing committee's supervision on its work and fully executes the resolutions and decisions thereof. On a regular basis, it presents its work to CPC standing committee and to Liaoning CPCC for its review.
- Government has settled 555 proposals filed by state/province CPC deputies, and 522 proposals by CPCC standing committees.
- Government extends its effort to build an open authority. It submitted 20 local regulations to CPC for review, deleted 207 government rules, and settled 170 cases of administrative reexamination.
- Social stabilization, safety production and safety on food and drugs are also the focus of government. It strives to establish responding procedures and a sophisticated security control system. And the working result is highly effective.
- Work on flood prevention is fruitful as there is no flood-related disaster.
- Family planning policy is executed in a balanced way. We've completed the sixth nationwide census.
- Work related to national defense is remarkable.

- There is great improvement in work related to national security, statistics, quality supervision, religion, foreign affairs, Chinese foreigners affairs, international trades, exchange with Taiwan, meteorological work, mapping, intellectual property, agricultures, old people, disabled people, women and kids, documentaries, chorography, literatures and histories, and others.

Fellow deputies, all those great achievements are attributed to government and all people's hard work. But there are still some problems to be solved, e.g. unreasonable structure, lower GDP compared with some developed provinces, lack of indigenous invocations and environment-resource contradiction. That's what our government aims to solve in the future.

II. 12th Five Year Plan and 2011 Work

In the 12th Five Year Plan, our social-economic goals are GDP growth rate 11%, general budget revenue 15%, fixed asset investment 15%, foreign direct investment 15%, export 15%, personal income (urban residents) 11%, personal income (rural residents)10%, unemployment 4%, and state policy on energy saving.

This is an economically fast growing period. Liaoning has upswing in macro economy and constantly narrows down its GDP gap with developed provinces in China. But if we can keep developmental speed and input more effort to bringing out good results, Liaoning will become developed province as others in eastern China.

Three regions, including coastal areas, Shenyang and northwestern Liaoning, will also gain momentum to develop. It's preliminarily planned that coastal areas categorized into three belts – industry, city and tourism – will produce enormous growing opportunities. This move is supplemented with the establishment of Northeast Asia Shipping Center and Liaoning's marine strategies. For Shenyang, the solution is to form an urban cluster housing eight cities for common development. And northwestern Liaoning shall emerge as a new market to catch up with average living standards in Liaoning.

Industrial structure will experience reform. Reforms are introduced to (1) rural countries that urbanization rate will reach 70% or so, (2) economic sectors, which will be cored by tech-innovations and will be refined, strengthened and expanded, (3) specific industries, where new industry shall be supported, traditional one upgraded, and out-of-date one ruled out, (4) investment – consumption structure, which two economy-driving factors shall be well balanced.

The volume of infrastructures under construction will reach its high. We plan to establish a modern transportation network incorporating marine, land and aviation elements, including constructions of 3,988 kilometers railways (which doubles existing railway length), six airports, ten ports (among which Panjin Port and three other ports are expect to handle billions of tons), three pivotal areas, Jinling Reservoir, Qingshan Reservoir, and Houshan Reservoir. In addition, we will gradually develop power projects generated from nuclear, wind power and photovoltaic, in order to secure safe, clean and economic energies.

During the 12th Five-Year Plan period, eco-system will receive environmental restoration as supported by our Four-Year Green Liaoning Policy. Forests are expected to cover no less than 42% of Liaoning land, and greening rate 48%. Rivers are also the focus. We will further sophisticate the ecological recovery system and promote low-carbon economic model.

Regimes of administration, finance, tax and social undertakings will be improved in an overall level. Government supports (1) M &A between Anshan Steels, Benxi Steels, Fushun New Steels and other enterprises, (2) growth of private sectors, and (3) an open strategy with foreign investment. Government will also provide appropriate solutions to any age-old problems arising from collective economy.

People's living standards will be lifted as government will strive to keep residents' income growth abreast with economic growth. Government aims to bring incomes of rural and urban residents up to a new level. Effort will also be given to social care, job creation, cultural establishment and other social undertakings.

Fellow deputies, the year 2011 is the first year of our 12th Five Year Plan. Our goals are GDP growth rate 11%, general budget revenue 15%, fixed asset investment 15%, foreign direct investment 15%, export 15%, personal income (urban residents) 11%, personal income (rural residents)10%, and unemployment 4%.

We should not be satisfied merely by "accomplishing" those goals but "exceeding" them. We must realize those goals in the year 2011!

(I) Continued Practice of Three Region Strategy

There are certain targets in connection with coastal area, including:

- Dalian Northeast Asia International Shipping Center shall be well constructed to possess handling capability exceeding 10 million twenty-feet equivalent units (TEU);
- Changxing Island applies for Free trade zone approval;
- Ports with billions of tons capability, including Shihe, Rongxing, Longxiwan and Haiyanghong, shall be well constructed;
- Foreign direct investment is still the focus. FDI volume is expected to hit 15billion U.S. dollars.
- Domestic investment shall be increased by 40%.
- There will be breakthrough related to infrastructures and investment in 42 coastal industrial parks.

For Shenyang Economic Zone, "integration" is the keynote realized through a seamless network of railways, roads and highways extending to 38 cities and towns. The move aims to effectively plan industry layout and demographic distribution, and to promote new-style industrialization and urbanization. Additionally, national high-tech corporations like Benxi Biological Medicine, Fushun Advanced Energy & Equipment, and Liaoyang Aromatic Hydrocarbon Refinery will be given support for growth. And within 2011, three cities of Shenyang, Fushun and Tieling will share the same dialing code, 024.

Northwestern Liaoning shall obtain accomplishment during the period. Particularly, main work in Liaoyang City is related to agriculture, environment, resources and infrastructures. For Fuxin City, gas project is the emphasis along with constructing industrial clusters on hydraulic pressure, leather and peanuts. For Tieling City, industrial clusters of tuned cars, hoisting machine and heat exchanger are top priority along with logistic and financial services.

(II) Township Economy

Our target is to triple towns' GDP within three years and thus qualify another two towns as Top 100 Chinese Towns.

To realize the goal, the concrete plan is listed as:

- In agriculture sector, seed R&D will be speeded up for a greater yield in 10million Mu paddy rice, 10million Mu peanuts and oil-generated crops separately.
- Agricultural infrastructures will be equipped to 10million field land, and 10million field will be experimented for cultivating highly- priced fruit.
- Livestock and birds production will be further regulated against any significant epidemic disease.
- Marine tourism and ranch are the focus for exploring marine resources.
- Governments at provincial level or below will invest six billion rmb to attract 60billion or beyond from private sectors, in order to fund the agriculture-processing projects of investment size above one billion.
- One town shall have one advantaged industry.
- Industrial clusters shall be clearly defined, constructed, and formed to a certain scale.
- Middle-sized cities and 100 towns are expected to rise up, guiding rural residents to reset homes in urban areas.

(III) Five Programs

These five industry-promoting programs are the main form to support Liaoning's development, specifically:

- Self-lifted Program. Enterprises are required to remodel and build its brand to reinforce its core competiveness. We expect eight companies to create over 10 billion revenues, 100 over one billion and at least one company over 100 billion.
- Cluster Program. There will be 34 key-supported clusters and industrial base under construction. We expect 45 clusters to generate over 10 billion sale revenues and five to generate 100 billion.
- Industrial Projects. We will take care of 100 new projects of total investment 190 billion, among which there will be 350 projects valued one billion. Fixed asset investment will surpass 850 billion (note: investment to power industry will represent 2%, or 20 billion rmb, or about three billion U.S. dollars).
- Merger and Acquisition. M & A activities will be carried out primarily in equipment manufacturing, IT and other industries. 80 M&A projects will be accomplished.
- Energy saving and cutting off obsolete energy projects. We will fulfill the goal required by central government.
- Our government will provide support to research on 80 key technologies. Added value of high-tech products are expected to rise 20% or beyond.

(IV) Urban Economy and Service Sector

- Power decentralization and GDP tripling plan will be executed in urban areas.
- General budget revenue in each urban region shall reach at least 300 million rmb.
- 100 service-related projects are underway, expected to form 20 modern centers with sales over five billion.
- Fund companies are welcomed to invest in Liaoning. We will give support to 30 companies to go public on exchanges.
- Shenyang Agriculture and Merchandize Bank and Dalian Agriculture and Merchandize Bank will be finally established.
- Loans from financial institutions are expected beyond 300 billion rmb.
- We will stabilize growth of real estate industry, with expected investment and sales growth rate 15% respectively.
- Water SPA-themed tourism is our focus that will benefit seven tourist-attracted resorts, including Benxi, Yingkou and Liaoyang. Certain featured towns and recreational resorts will be supplemented to provide a better tourism package. Sale of tourism industry is expected to grow 18% at least.
- Market demand will be further stimulated and logistic system will be built up. Total retail size is expected to increase 16%.
- We will further supervise market price of staples and manage to control CPI below national level.

(V) Open and Reform Policy

- Key companies are encouraged to reorganize and become competitive in the international arena;
- We will actively respond to the problem of difficult access to capitals that confronts most small and middle-sized companies;
- Added value of private sector is expected to rise 23%;
- Government will also carry out reforms in aspects of income distribution, labor union negotiation, administration, forest entitlement, hydraulic projects, among other things.
- Foreign investment is continuingly welcomed in Liaoning. FDI shall be increased 15% and domestic investment shall exceed 500billion.
- Export volume shall surpass 50 billion U.S. dollars.
- We will support our companies to invest in other provinces or countries.

(VI) Construction of Infrastructure

Train line from Harbin to Dalian will be completed and open to the public;

- Passenger exclusive railways of Jing Shen, Shen Dan, Pan Ying and Dan Da , and subway projects in Shenyang and Dalian, will be under construction;
- Government will also commence to reform section of Beijing – Harbin highway located in Liaoning province.
- Airport construction and renovation will be carried out in Shenyang, Dalian, Dandong, Jinzhou, Yingkou and Fuxin as soon as possible.
- Government will also commence construction of Hongyanhe Nuclear Power Plant

(Phase II), Xudabao Nuclear Power Plant (Phase I), and Huaren Reservoir.

- Great effort will be given to power transmission in Bohai area and power grid upgrading in rural regions.
- Clean energies like wind and solar power will be encouraged.
- Reservoirs of Dahuofang, Sanwan Pivotal, Jinling, Qingshan, Changhai Island and Houshan will either continue or commence relevant constructions.

(VII) Environmental Restoration

- Forest shelters along northwestern Liaoning and costal lines will be reinforced;
- Other greening activities include planting along sidewalks, rural and urban regions, rivers and marsh;
- Four million Mu irrigated land with 25° slope shall be reforestation.
- Capital input in forestation will hit 30billion RMB. And we intend to reforest land of at least five million Mu.
- Environmental systems of Liaohe River and Linghe River will be restored. Special care will also be given to Dahuofang and Guanyinge reservoirs, Liaohe triangle swamp and ocean population.
- Cogeneration system will be promoted in both rural and urban regions. And we'll also commence the construction of sewage treatment plant in rural areas, while similar work has been progressed in urban cities.
- Publicity in this regard will be wielded.

(VIII) Public Wellbeing

This year's work regarding public well-being is to enhance mass' sense of happiness. Concrete target include:

- Volume of employed people in record will hit one million;
- Paying threshold of pension, minimum allowance and relief will be lifted to a higher level.
- Social care will be extended to cover rural regions;
- Spring Bud non-profit project will kick off;
- To share cultural information and resources, we will provide more opportunities for rural residents to watch movies and read books;
- Government will provide facilities to boarding schools in rural regions;
- Free stationeries will be provided to poor kids that are receiving free education;
- Safe drinking water will be pumped to houses of 1.5 million rural residents;
- Government will renovate shanty areas and respond to subsidence problems arising from state-owned mining companies in Fushun, Benxi and Fuxin cities.
- We will finish construction of 340,000 economically affordable apartments;
- We will pin down a reasonable pre-school education plan to provide kids an easy and cheap access to kindergarten
- Poverty-lifting work will cover 857 villages, thus resulting in raising incomes of 1.05 million impoverished populations from at most 1500 to at least 1800 annually.
- 5000 kilometer roads in rural areas will be reformed and maintained;
- We will develop a "Greening Village" activity. Every village is required to plant 1000 trees, cost of which will be subsidized by governments at provincial and municipal levels.

- Twenty nine patient care centers will be constructed and expected to admit over 2000 patients.
- 310,000 women of certain age will receive free physical examination and health care lectures.
- 1000 apartments will be constructed for poor single mother living in rural areas.
- Government will practice children's material disease insurance system in rural areas.
- Campaign about how to scientifically use salt will be carried out;
- Systematic reform in hospitals will have trial start in An'shan Public Hospital.
- Orphanage homes, vocational schools for disabled, and rehabilitation centers for disabled will be finally constructed within 2011.
- Old-age care is given great attention as we intend to increase 20,000 slots in nursing houses.
- Government will sponsor poor kids all the way through pre-school education to higher education institutions. No one will drop out thanks to money problem.

Our deepest thought is to provide more benefits to the public and make them live a better life.

(IX) Social Undertakings

- We will continue reform and investment in educational system in aspects of teaching quality, resource allocation, faculty reinforcement, principal liability, undergrads' startup and talent retaining. We aim to introduce 100 foreign R&D teams and 28,000 specialists.
- Exhibition, documentary halls, science center, library, and broadcast/tv centers are all under construction. At least one cinema and other facilities will be built in each rural town.
- Basic social care system will benefit all the residents living in Liaoning province. Hospitals are required to comply with national basic pharmaceutical system.
- We will brace up for the 12th National Games, and finish 80% of work related to stadium construction.

(X) Legal and Democratic Systems

- Government will continue to accept Provincial CPC and standing committee's supervision on its work and fully executes the resolutions and decisions thereof. On a regular basis, it presents its work to CPC standing committee and to Liaoning CPCC for its review.
- Government will responsibly settle proposals filed by state/province CPC deputies and CPCC standing committees.
- Government extends its effort to build a legal system reinforcing government's regulatory functions.
- More measures will be wielded to regulate social orders and agent entities, thus promoting an honest and faithful business environment.
- We will increase investment in community-related affairs.
- Religion and ethnic work will be given support.
- Social stabilization, safety production and safety on food and drugs are also the focus of government. It strives to establish responding procedures and a sophisticated security control system.

- We will continue to support national defense-related work.
- There are focuses in work related to, among other things, national security, statistics, quality supervision, religion, foreign affairs, Chinese foreigners affairs, international trades, exchange with Taiwan, meteorological work, mapping, intellectual property, agricultures, old people, disabled people, women and kids, documentaries, chorography, literatures and histories, and others.

Fellow deputies, you shoulder heavy responsibilities to fulfill tasks outlined in the 12th Five Year Plan. We aspire to work and build a clean, open government that satisfies its people. We will make Liaoning a better place!

#4

http://www.sina.com.cn Nov. 20th 2008 10:12 source: www.southcn.com

By Chen Tao, South Weekend

On November 5th, the State Council Standing Committee came to a resolution that China will employ ten measures and spend four trillion yuan in the next two years to spur its economy. For the first time, the Committee used the term "positive fiscal policy and moderately easing monetary policy" to describe China's tools to its macro economy. It also requires "to spend it fast" in real-life practice, which is rarely seen before.

The announcement is ensued by a bull A-stock market for consecutive seven days. The news also helped foreign stock markets higher.

This is by far the largest stimulus package China has ever issued since year 1998.

Comparison between 1998 and 2008 stimulus plans suggests a same "positive" (or "aggressive") fiscal policy, but different monetary policies – "stable" of 1998 versus "moderately easing" of this year. Such change may imply that government is investing more effort in attempt to boost the market, and is learning its lesson. In year 1998, the combination of stable monetary policy and aggressive fiscal policy caused an unsatisfied situation of crushing private investors' desire by infusing too much government funds. Wax and wane, total size was unchanged but investment structure wasn't. For example, in 2008 China's fixed assets investment was increased 14.1% up to 2.85 trillion yuan as opposed to 1.57 trillion government funds by 19.6% growth rate. In a nut shell, in light of prospering economy, aggressive fiscal policy may be better off with moderately easing monetary policy.

China has remarkable economic growth for the last ten years. Figures of 1998 reveal that China's GDP is 7.955 trillion, fiscal revenue 0.99 trillion, and deficit 92.2 billion accounting for 10% of fiscal revenues. This year, GDP is expected to hit 27 trillion or so, increased by 340%, and fiscal revenue will exceed six trillion, grew by 600%. If deficit is kept the same level as in 1998, it will save 600billion yuan for government's disposal. Therefore, a rich government will have more measures to wield than one with tight pocket.

Ten years ago, government rolled out a series of reforms on state-run companies, real estate market, medicine and food, which were ensued by mass lay-offs and enormous spending (an notable event is that government issued 270 billion special treasury bonds to help state-owned banks reform). So the prescription of 1998 positive fiscal policy aims, in one hand, to cure pains arising from Asian Crisis, and in other hand, to pay bills of rounds of reforms.

However, signed by the status quo, the policy this year has a simpler meaning – stimulating. But it also has to pay price for China's unreasonable economic growth for past years. China's economy significantly depends on industrial sector. In the sector, a glutted supply makes it hard for domestic market to consume and finally finds its way in external market, thus generating a sizable foreign exchange reserve. Nevertheless, any turbulence in external market will significantly hamper China's economic growth.

If external market experiences ups and downs, investing domestic market seems to be practical. Especially when enterprises are still hesitating about whimsical environment, it's reasonable to put fiscal funds to power the economy.

Railways, highways and other municipal infrastructures are must-have for a country in long term. If there lacks any opportunities to channel the money, these construction projects may seem a better choice for boosting the economy. However, such solution is only temporary, not once-for-all.

In the long run, the tertiary sector shall top China's to-do list, as the industry may create huge jobs as well as demand.

Speaking of tax deduction, it may seem not so "positive", but will cast bigger influence to economic health than government investment will do. That government collects taxes and channels the money into a verity of sectors works less effective than that government leaves money to the society and lets the mass do the calculation.

VAT is one of the ten measures Government announced. It's said companies may loose its tax burden up to 120 billion yuan. However, this tax deduction plan still seems not so "ambitious" as opposed to "Four trillion" plan.

Merely for reference, U.S. issued a 700billion dollars bail-out plan incorporating a tax deduction up to 150 billion dollars. It represents 20%.

Now it's interesting to dissect two bailing-out plans of two countries, China and U.S.

U.S. stimulus package is very "U.S." -- Treasury department submitted this 700 billion stimulus plan to the Capitol Hill, but was denied in the first voting round by the Lower House; finally the plan was passed after half-a-month argumentation and amendment. It is far from "spending it fast" as mentioned above.

Nevertheless, China can spend it fast, but may or may not spend it in a good way. Writer's fret was fairly supported by the 1998 "positive fiscal policy". But obviously, Chinese decision-makers are well informed of problems and thus issued a notice of curbing repetitive constructions.

In term of number, four trillion yuan may be more eye ball-catching than 700 billion dollars. But in reality, it's not.

For U.S., the fund of 700 billion dollars appeared to be paid by Federals through ways of capital injection and tax deduction, but the real payer is companies. Government buys their shares now and may sell them for cash in the future.

For China, the four trillion yuan is definitely not all sourced from central government, but rather a

"central government + local government + private sector" equation. It's still unclear about composites of the package.

Another difference between two countries is that China may operate physical projects by itself instead of learning U.S. government's methods. I believe that if there is any innovation in utilizing the money, it will bear a better result.

Source: http://finance.sina.com.cn/review/20081120/10125530836.shtml

#5

POINT topic

China Broadband Overview

5 Jul 2011

The telecom market in China was monopolised and regulated by the Ministry of Posts and Telecommunications (MPT) until 1993 when liberalisation was introduced by the Chinese government. As part of the government's initiative to improve market competition in the country, China United Telecommunications Corporation (China Unicom) was founded. During the institutional reform in 1998, the Ministry of Information Industry (MII) was established to replace its predecessor MPT as the new regulator. Furthermore, China Telecom, which used to be part of the MPT, was launched as separate entity.

Until 2008, the major players in the telecommunications sector were China Telecom, fixed line operator China Netcom, and the two mobile operators China Mobile and China Unicom. In October 2008 China Unicom merged with China Netcom, forming China Unicom (Hong Kong) Ltd.

During the first ten months of 2010, the number of fixed line phone users decreased further by 13.653 million to 300.078 million, reflecting the difficulty of constructing fixed line infrastructure in rural areas. While this is a barrier for fixed broadband development, it is a golden opportunity for the mobile broadband market.

Following the award of 3G licences in early 2009, 3G investment and network construction in China has been breaking world records. In less than a year, 3G subscriber numbers grew to around 15 million. The trend will most likely continue, with mobile broadband growing faster than fixed broadband and reaching over 50 per cent of national broadband connections in the next 2-3 years.

In an attempt to stimulate the economy during the global recession, China's state council approved a stimulus plan in February 2009. This plan included the investment of about RMB 600 billion in the * promotion of 3G mobile communication services, digital TV sets and next generation broadband. In line with the plan, China continued upgrading its telecoms infrastructure. An extra 1.5 million km of fibre network has been rolled out, increasing the total length to 8.27 million km.

http://point-topic.com/content/operatorSource/profiles2/china-broadband-overview.htm

CHINAdaily

BIZCHINA> Top Biz News

China will invest 280 billion yuan ($40.96 billion) in developing third-generation (3G) mobile telecommunications networks over the next two years, said Li Yizhong, head of the Ministry of Industry and Information Technology, in Beijing on Friday.

He said the government will give "strong support" to promote the self-developed TD-SCDMA (Time Division Synchronous Code Division Multiple Access) standard. Efforts will be made to enhance industrialization of core chips, terminals and test equipment as well as to expand network coverage.

3G networks handle faster data downloads, allowing cell phone users to make video calls and watch TV programs.

The country's top three telecom companies are expected to receive 3G licenses either this month or at the beginning of next year. China Mobile will apply TD-SCDMA, while China Unicom and China Telecom will use Europe's WCDMA and North America's CDMA 2000 respectively.

http://www.chinadaily.com.cn/bizchina/2008-12/19/content_7323317.htm

#6

Eight Ministries' Suggestions on Generation III Mobile Communication Network

On March 17th 2010, eight ministries of industry and information, state development and reform, science and technology, finance, land and resources, environment, and house and construction unanimously issued Suggestions on *Promoting Generation III Mobile Communication Network*. Full text is presented as follow:

Ministry of Industry and Information [2010] No.106

To Departments of Industry and Information, Communication, Development and Reform, Science and Technology, Finance, Land and Resources, Environment, House and Construction, State Taxation and Local Taxation at provincial, municipal and autonomous levels and of Xinjiang Production and Construction Corps, China Telecom, China Mobile and China Unicom:

Against the backdrop of our intention to execute Plan on Telecommunication, upgrade G3 network and develop the industry from social-economic aspect, *the Suggestions on Generation III Mobile Communication Network* (as "Suggestions") are issued as follow:

I. Importance of Building a G3 Network

G3 network is instrumental to (1) enhancing our indigenous creativity and competitive strength, and (2) stimulating market demand, job creation, and economic growth. TD-SCDMA standard (as "TD"), as the first G3 international standard patented by China telecommunication industry, is significant to secure information and upgrade industrial structure. Therefore, it's key to construct a good G3 network for a better industrial growth.

Since the beginning of 2009 when G3 licenses started to issue, telecommunication companies have been progressing with their G3 business plan. And 160 billion capital input offers a good start. However, they are currently confronted with problems that will hamper industrial sustainment, e.g. difficult selection of base station and inadequate user volume.

Relevant authorities shall fully understand the importance of establishing G3 network, thus responding to problems for mutually satisfied results.

II. G3 Business Plan

Telecommunication companies are required to

- extend their G3 network coverage, improve network performance and secure information safety;
- balance G3 and G2 network to utilize current resources and introduce sophisticated technologies for future upgrading; and
- share infrastructures to cut off cost.

Up to date, G3 network has covered all the major cities and most of towns, townships, highways and tourist resorts. The industry attracts 400billion RMB investment to build over 400,000 base stations and provide services to 150,000,000 users.

III. Supportive Policies

All competent telecommunication authorities shall make progress with special reports on, among other things, locations of base stations, pipelines and pole lines, along with telecommunication companies and departments of urban-rural planning, land and resources and municipal affairs. These special reports shall be subject to general urban-rural planning.

Competent authorities of urban-rural planning, land and resources and investment shall unequivocally reserve locations for base stations before approving any constructions of residential apartment, commercial/residential buildings and business offices. Telecommunication companies are also given an equal access to bid for locations for base stations in public facilities like subway, airport, bus stations, railways and roads.

Holding public health in the highest regard, departments of environment at all levels shall facilitate all the administrative procedures. All the entities are encouraged to provide real estate resources to build G3 network.

IV. Innovation and Development

Telecommunication companies shall develop more G3 services, ally with partners and create different business models, in order to sustain a benign development. Any companies engaged in G3 R&D, technical shift and value-added services may enjoy favorable taxation subject to relevant laws and regulations. TD-related network construction, application and R&D activities are incorporated into *Guidance on Industrial Structure Adjustment*. Government and e-businesses are encouraged to employ G3 technologies like TD.

V. Other Supportive Policies

Central government rolls out concrete policies to provide financial support to G3 network, e.g. funds of National Science Significance, High-tech Industrialization, Science Support, Telecommunication Development, Key Supported Industry and Technical Shift, and Indigenous Innovation.

Government also develops work on standardization, industrialization and application of G3 intensive technologies and long term evolution (LTE) technologies. To meet developmental demand, frequency resources will also be supplied. Government will reinforce regulations over the industry and create an orderly and healthy market environment.

VI. Guidance

All the departments shall be under organized guidance and subject to clear responsibilities. Government offices shall also study the problems and contradictions arising, thus modifying relevant policies. Competent government shall also oversee the execution of the Suggestions.

Source: http://finance.eastmoney.com/news/1355,2010040871492138.html

#7

RELEVANT EXCERPT FROM CHINA CABLE & OPTICAL INDUSTRY SUMMARY + 6 YR. PLAN

Output Volume, Output Value, Market Demand and Sales Summary of Key Products of 2009 China Cable and Optical Devices Industry

Key Products		Output Volume	Output Value (Billion Yuan)	Market Demand	Sales (Billion Yuan)
Optical Fiber & Cable	Optical Fiber Preform	720 tons	0.93	2,400 tons	3.2
	Conventional Communication Optic Fiber	71.7 million km	5.88	86.7 million km	7.1
	Communication Cable	90 million core km	17.82	83 million core km	16.43
Optical Devices	Optocoupler	5.4 million units	/	/	7.5
	Optical Connector	10 million units			
	Optical Transceiver Module	30 million units			
Digital Cable		9.6 million boxes	4	9.6 million boxes	4
* RF Cable		450,000 km	6.8	400,000 km	6 *
CATV Coaxial Cable		8 million km	8	7.5 million km	7.5
LAN Symmetrical Cable		7.5 million pair km	0.99	7 million pair km	0.92
City Communication Cable		35 million pair km	3.5	35 million pair km	3.5
Railway Digital Communication Cable		78,000 km	1.97	70,000 km	1.77
Cable Assemblies	Communication Devices	3 billion (set)	25	4 billion (set)	36
	Computer Accessories	2 billion (set)	40	1.5 billion (set)	32
	Car Harnesses	50 million (set)	10	120 million (set)	35
	Others	4 billion (set)	35	6 billion (set)	50

#8

Statement

This is to certify that I as the director of *Sixth Chinà Electronic Component Industrial Council* attended the news conference of *Twelfth Five-Year Plan Guidelines on China's Optical/Electronic Cables and Electronic Components*. The Guidelines are referenced from the Council's survey-based statistical data and information which truly and honestly reflects the industrial pattern. By far, the major application of RF cables in China's market is internet construction, where there are two widely applied specifications, 7/8 inch and 1/2 inch. The former is made of copper conductor and the latter copper clad aluminum. According to my knowledge and survey to the market, the foresaid two kinds of RF cables have equal market share of 50%. In 2010, sales of RF cables increased by a small amount, but the market share of 1/2 inch RF cables jumped to 60% as opposed to 7/8 inch cables. Such data is sourced from the survey-based statistical data collected by China Electronic Component Industrial Council Optical/Electronic Cables Branch.

Liu Pijia

Chief Operating Officer of TODA International Holdings Inc.

Director of China Electronic Component Industrial Council

Member of Expertise Committee of Communication and Optical Cables

Date: July 15th 2011

#9-1

ENVIRONMENTAL PROTECTION LAW

PRC Presidential Decree
(Seventh No. 22)
Chinese President Yang Shangkun
December 26, 1989

Chapter I General Provisions

Article

To protect and improve the living environment and ecological environment, prevent pollution and other public hazards, safeguarding human health, to promote the development of socialist modernization, the development of this law.

Article

Act referred to the environment, is the impact of human social existence and development of natural and artificially transformed natural elements in general, including air, water, ocean, land, minerals, forests, grasslands, wildlife, natural heritage, cultural monuments, nature reserves, scenic spots, cities and villages.

Article

This law applies to the People's Republic areas and other waters under the jurisdiction of the People's Republic.

Article

Countries to develop national environmental protection planning must be integrated into economic and social development plans, national action in favor of environmental protection, economic and technical policies and measures to make environmental protection with economic construction and social development in harmony.

Article

The state encourages the development of environmental science and education, strengthen environmental protection science and technology research and development, science and technology to improve the level of protection, universal scientific knowledge of environmental protection.

Article

All units and individuals have the obligation to protect the environment, and the right to pollute and destroy the environment, units and individuals to report and prosecute.

Article

State environmental protection administration departments of the national environmental protection exercise unified supervision and management.

Local people's governments above the county level administrative departments of environmental protection, environmental protection work in this area of unified supervision and management.

State administrative department of marine harbor superintendency administration, fishery harbor monitoring, and military environmental protection departments at all levels of public security ,

transportation, railway, civil aviation authorities, in accordance with the provisions of relevant laws, pollution prevention and control of supervision and management.

The people's governments above the county level land, mineral, forestry, water conservancy administrative departments, in accordance with relevant provisions of the law of conservation of resources, supervision and management.

Article

Protect and improve the environment for the remarkable achievements of the units and individuals shall be rewarded by the people's government.

Chapter II environmental supervision and management

Article IX of the State Council administrative department of environmental protection, development of national environmental quality standards .

Provinces, autonomous regions and municipalities of the national environmental quality standards are not provided for the project, can the development of local environmental standards, and report to the State Council administrative department of environmental protection record.

Article X of the State Council administrative department of environmental protection in accordance with national environmental quality standards and national economic and technological conditions. National emission standards .

Provinces, autonomous regions and municipalities in the national emission standards for items not provided, can the development of local emission standards; of national pollutant discharge standards have been provided for projects that can develop national emission standards stricter than . Pollutant emission standards must be reported to the State Council, local environmental protection administrative department.

Those who have been to the area where emission standards emission of pollutants, should be the implementation of local emission standards.

Article XI of the State Council administrative department of environmental monitoring systems, to develop monitoring standards, in conjunction with relevant departments, organize a monitoring network and strengthen the management of environmental monitoring.

State Council and the provinces, autonomous regions and municipalities of the environmental protection administrative department, should be regularly published State of the Environment.

Article XII of the people's governments above the county level of environmental protection administrative departments shall, jointly with relevant departments of the state of the environment within the jurisdiction to investigate and evaluate, develop environmental planning, comprehensive balanced by the planning department, the same level people's government approved the implementation of .

Article XIII of the construction of pollution of the environment projects, construction projects must comply with relevant national environmental management requirements.

Construction project environmental impact report must be generated on the construction project environmental impact of pollution and to assess, control measures provided by the project authorities and in accordance with pre-specified procedure approved by the administrative department of environmental protection. Environmental impact report is approved, the planning department before the approval of the construction project design.

Article XIV above the county level people's government administrative departments of environmental protection in accordance with the law or other exercise environmental supervision and management of the department, within the jurisdiction of the right to conduct on-site inspection of the sewage unit. The units being inspected shall truthfully report the situation, provide the necessary information. Prosecutors should be conservative prosecutors technology and business secrets.

Article XV cross Administrative Region of environmental pollution and environmental damage prevention and control, by the local people's governments through negotiation, or coordination by the higher people's government to solve and make decisions.

Chapter to protect and improve the environment

Article XVI of local governments at all levels , should be responsible for the quality of the area's environment, take measures to improve environmental quality.

Article XVII of the people's governments at all levels, representative of various types of natural ecosystem area, rare, endangered wildlife natural distribution area, an important water conservation area, is of great scientific and cultural value of the geological structure , the famous caves and fossil distribution, glaciers, volcanoes, hot springs and other natural sites, as well as cultural relics, old trees , should take measures to protect non-destruction.

Article 18 of the State Council, the State Council departments and the provinces, autonomous regions and municipalities under the scenic spots, nature reserves and other areas in need of special protection, not the construction of environmental pollution of industrial production facilities; construction of other facilities, the pollutants emissions shall not exceed the prescribed emission standards. Facilities have been built, its emissions exceed the prescribed emission standards, within a time limit.

Article 19 The exploitation of natural resources , must take measures to protect the environment.

Diershitiao governments at all levels should strengthen the agricultural environment protection, prevention of soil pollution, desertification, salinization, depletion, marsh, and prevention of land subsidence damage to vegetation, soil erosion , water depletion, species extinction and other sources the occurrence of ecological imbalances and development, promotion of plant pests and diseases of the integrated control, rational use of chemical fertilizers, pesticides and plant growth hormone.

Article XXI of the State Council and local people's governments shall strengthen the coastal marine environment protection. Discharge of pollutants to the ocean dumping of waste, the coastal engineering construction and offshore oil exploration and development, must be in accordance with law, prevent pollution damage to the marine environment.

Article 22 The development of urban planning, environmental protection and improvement should be to determine the goals and tasks.

Article 23 The urban and rural construction should be combined with the characteristics of the local natural environment, protect vegetation, waters and natural landscape , strengthening the urban landscape, green space and scenic spots of the building.

Chapter IV Prevention of environmental pollution and other hazards

Article 24 The cause environmental pollution and other hazards of the units must be included in the environmental protection plan, the establishment of environmental protection responsibility system ; take effective measures to combat the production and construction or other activities in the waste gases, wastewater, waste residue, dust, odor gases, radioactive substances, and noise and vibration, electromagnetic radiation and other environmental pollution and hazards.

Article 25 new industrial enterprises and the technological transformation of existing industrial enterprises, should adopt resource-efficient, emissions less equipment and techniques, the use of economic and rational utilization technology of waste and pollution treatment technology.

Article 26 construction projects in pollution prevention and control measures, with the main project must be designed, constructed and put into use. Pollution control facilities must be approved by the original environmental impact statement environmental protection administrative department after passing inspection, the construction project be put into production or use.

Pollution control facilities are not allowed to dismantled or left idle, it is necessary dismantled or left idle, and the local environmental protection must obtain the consent of the competent administrative department.

Article 27 Enterprises and institutions discharging pollutants must be in accordance with the State Council administrative department of environmental protection provisions of Registration.

Article 28 The discharge of pollutants exceeding the national or local emission standards under the enterprises and institutions, in accordance with state regulations to pay fee for excessive discharge, and is responsible for governance. Water Pollution Control Act otherwise provided, in accordance with the provisions of the Water Pollution Control Act. Excess discharge fees collected must be used for pollution prevention and control, shall not be used for other purposes, the specific use by the State Council.

Article 29 serious environmental pollution caused by enterprises and institutions, within a time limit.

Central or provincial, autonomous regions and municipalities directly under the jurisdiction of the deadline management of enterprises and institutions, provinces, autonomous regions and municipalities decide. City, county, or municipal, county people's government enterprises and institutions under the jurisdiction of the deadline management, municipal and county people's government decision. Is within the specified period of enterprises and institutions must be completed on schedule the task.

Article 30 prohibits the introduction does not meet the requirements of China's environmental protection technology and equipment.

result of an accident or other exigency, has caused or may cause pollution incident unit, must take immediate measures to deal with timely information about potentially contaminated units and residents in harm to the local environmental protection departments and relevant administrative departmental reports, investigation and treatment.

Could be a major pollution accidents enterprises and institutions shall take measures to strengthen prevention.

Article 32 The people's governments above the county level administrative departments of environmental protection, the threat of pollution in the environment are serious safety of life and property, must immediately report to the local people's government by the people's government to take effective measures to remove or alleviate the hazard.

Article 33 The production, storage, transportation, sale and use of toxic chemicals and radioactive substances, must comply with relevant state regulations to prevent pollution of the environment.

Article 34 No unit shall not cause serious pollution of the production equipment is not transferred to the capacity of pollution control units.

Chapter V Legal Liability

Violation of Article 35 of this Law, one of the following acts, or other administrative departments of environmental protection by law to exercise environmental supervision and management departments according to different circumstances, be given a warning or a fine.

(A) refuse to environmental protection administration departments in accordance with the law or other exercise environmental supervision and management departments on-site inspection or by check fraud.

(B) refusing to report or false environmental protection administrative department under the State Council's report on emissions issues.

(C) does not exceed the standard by the state to pay sewage charges.

(D) the introduction does not meet the requirements of China's environmental protection technology and equipment.

(E) will result in serious pollution of the production of pollution control equipment transferred to the ability of the unit is not used.

Article 36 of the pollution control facility construction projects not completed or did not meet the requirements of the State, production or use of, the approval of the construction project environmental impact report of the environmental protection administrative department shall order to stop production or use, can and fine.

Article 37 The administrative departments of environmental protection without the consent of pollution control unauthorized removal or idle facilities, pollutant emissions exceed the prescribed emission standards, the environmental protection administrative department shall order to re-install and use, impose a fine.

Violation of Article 38 of this Law, causing environmental pollution accidents in enterprises and institutions, there are environmental protection administration departments in accordance with the law or other exercise environmental supervision and management of the department in accordance with the harm caused by the consequences of imposing a fine; the circumstances are serious, the responsible persons by their units or the arbitrary authority be given administrative sanctions.

Article 39 The time limit fails to complete the task of governance of enterprises and institutions, except in accordance with State regulations subject to excessive discharge fee, based on the harm caused by the consequences fined or ordered to suspend, shut down.

Fines as stipulated by the environmental protection administrative departments. Ordered to suspend, close, make a deadline by the People's Government of governance decisions; ordered the central enterprises and institutions directly under the jurisdiction of closure, closure, must be reported to the State Council for approval.

Article 40 The parties to the administrative punishment, punishment can be received within 15 days from the date of notification to the authority made the decision on the level of authority for reconsideration; of the reconsideration decision, you can notice the date of receiving the reconsideration within 15 days, to the people civil hospital prosecution. Parties can also be the date of receiving the penalty notice within 15 days directly to the people's court. Party neither applies for reconsideration, nor the people's court, nor complied with the decision on punishment, which made the punishment decision shall apply to court for enforcement.

cause environmental pollution hazards, have the responsibility of removing the hazard, and direct damage to the unit or individual damages.

Liability and compensation disputes, you can request of the parties, by the administrative departments of environmental protection in accordance with the law or other exercise environmental supervision and management of the department, the parties accept the decision on the deal, can the people's court. The party may also directly to the people's court.

Entirely due to irresistible natural disasters, and by the time to take reasonable measures, it can not avoid environmental pollution damage, against liability.

Article 42 proceedings pollution damages the limitation period of three years from the parties know or should know that from time to time by the pollution damage calculation.

Article 43 violation of this Law, causing major environmental pollution accident, leading to heavy losses of public and private property, personal injury or serious consequences, the person directly responsible shall be investigated for criminal liability.

Violation of Article 44 of this Law, causing the land, forests, grasslands, water, minerals, fisheries, destruction of wildlife and other resources, in accordance with the relevant provisions of the law liable.

Article 45 of the environmental supervision and management of abuse of power, dereliction of duty, corruption, by the unit or the higher authorities be given administrative sanctions; constitutes a crime, be held criminally responsible.

Chapter VI Supplementary Provisions

Article 46 of the PRC has signed or acceded to international conventions related to environmental protection, with the PRC laws have different provisions of the applicable international conventions, but other than the People's Republic has made reservations.

Article 47 This Law shall come into force the day of release. "Environmental Protection Law (Trial)" shall be repealed simultaneously.

Source: Google Translation of http://baike.baidu.com/view/38920.htm

#9-2

Department of Environmental Protection Office files

Central Office [2011] 46

On the issuance of the "2011 National Pollution prevention and control points" of the notice

Provinces, autonomous regions and municipalities Environmental Protection Agency (Agency), Environmental Protection Bureau of Xinjiang Production and Construction Corps, PLA Environmental Protection Agency, Liaohe protected area authority, cities with independent planning Environmental Protection Agency:

To further implement the scientific concept of development and 2011 "two sessions" the spirit of the national environmental protection efforts to complete the various tasks identified by the Conference, we worked out the "2011 National Pollution prevention and control points." Are issued to you, please conscientiously implemented.

Attachment: 2011 National Pollution prevention and control points

April 12, 2011

Keywords: environmental pollution prevention and control points to inform

Cc: organs and departments, the units directly under the supervision of the Environmental Protection Center.

Attachment:

2011 National Pollution prevention and control points

Current and future periods, environmental protection and social development in the economic position is more prominent. As the focus of the national environmental protection, pollution prevention is changing the economic development of the main starting point is to explore a new path of China's environmental protection the main front, is to promote ecological civilization construction of the main battlefield.

"1025" period, the guiding ideology of pollution prevention and control: to take Deng Xiaoping Theory and "Three Represents" as guidance, closely around the theme of scientific development, accelerate the transformation of economic development and improve the main line of the new ecological civilization requirements, adhere to an overall improvement in environmental quality, and strive to safeguard the interests of the masses of the environment; insist on the priority prevention, control and try to gradually establish a full control of the whole anti-prevention system and effective environmental governance system; adhere to the target responsibility system for environmental assessment, comprehensive use of legal, economic, technical, administrative and information disclosure and other measures to solve outstanding environmental problems, China's environmental protection and actively explore new roads, environmental protection efforts in order to optimize the economic and social development.

For the successful completion of the "1025" period of the arduous task of pollution prevention and control work should focus around the water, air and soil three environmental factors, highlighting the heavy metals, chemicals and hazardous waste three pollutants, pollution sources in the watershed area and two levels full use of environmental target responsibility system and the creation of environmental protection model city assessment two starting point, strive to improve the overall quality of the environment, gradually increase the public's satisfaction with the environment.

Efforts in 2011 to complete the following nine work tasks:

First, a punch, with heavy penalties, to ensure "comprehensive prevention and treatment of heavy metal pollution" five "plan" a good beginning a good start

(A) fully implement the "integrated pollution prevention and control of heavy metals," five-second "planning" tasks. Provinces (autonomous regions and municipalities) to complete the preparation of environmental protection departments should be required to report to the local government planning approval before the end of June 2011 the Ministry of environmental protection record. Good preparation of the annual implementation plan, the provinces (autonomous regions and municipalities) to develop annual implementation plan, a clear reduction in the amount of annual emissions of heavy metals and key projects, the year 2011 implementation plan should be October 1, 2011 submitted to the Department of Environmental Protection . Department of Environmental Protection will be developed and introduced the "Integrated Control of heavy metal pollution" five "plan the implementation of assessment methods", increase the punishment, strict accountability.

(B) strengthening of key sectors of heavy metal emissions, focusing on enterprise management. Should be around the lead and zinc smelting, secondary lead and lead-acid battery industry as a key, full Mopai area manufacturers, the establishment of management accounting, regulatory sources into the key areas of our department will be announced the list of all enterprises. Regulation and standard lead-acid battery waste collection and disposal.

Second, reinforce the basis for the work to protect the environmental safety of drinking water

(C) promote the safety of drinking water management and environmental protection work. Implementation of the "National Urban centralized drinking water source protection plan." Organizations in cities above prefecture level centralized drinking water source assessment of environmental conditions, below the rank of city gravitropic gradually advance. Establish centralized drinking water sources environmental assessment mechanism.

(D) to carry out ground water environmental protection. Ground-based survey to develop environmental assessment regulations. Organize nationwide survey of groundwater-based environmental assessment. Research compiled the "National Groundwater pollution prevention plan."

Third, the establishment of marine pollution prevention planning in key river valleys, rivers and lakes for respite

(E) focus on water pollution prevention and control of the "Eleventh Five-Year Plan" implementation of the assessment. Together with relevant departments, the provincial government to complete the key water pollution prevention plan implementation of the 2010 evaluation, assessment results reported to the State Council and made public.

(F) focus on water pollution prevention to develop "second Five-Year Plan". The preparation of the Huaihe River, Haihe, Liaohe, Songhua River, the Three Gorges reservoir area and upper reaches of the Yellow River, Chaohu and Dianchi 8 Basin Water Pollution Control "five" plan, the State Council for approval. Promote the establishment of key lakes watershed ecological security assessment techniques and management system.

(G) to promote the prevention of marine pollution. Adhere to co-ordinate land and sea, Hohai into account, the system of prevention and control of pollution damage to the marine environment and ecological damage. Preparation of "" five "near-shore marine pollution prevention plan." Nine ministries and commissions to continue the joint marine environmental protection law enforcement inspection. Strengthen supervision of land-based pollution of the environment. Promote the environmental capacity of key sea areas.

Fourth, establish a new regional defense mechanism to further promote the prevention and control of air pollution

(H) establish a sound mechanism for joint prevention and control work. The organization of joint prevention and control air pollution nationwide conference. The preparation of the "second five" key areas of joint prevention and control of air pollution plan, the full implementation of joint prevention and control measures and key projects, promote the establishment of unified planning and monitoring, unified supervision, common assessment, coordination of the working mechanism.

(I) carry out urban air quality management at different levels. Study the development of urban air quality management standards and classification of the relevant provisions. Urban air quality did not meet program standards should be developed to take specific measures to implement the key governance projects, on schedule to achieve ambient air quality standards.

(J) increase of particulate matter, volatile organic compounds control efforts. Promote the use of the key sources of pollution such as high dust bag filter technology. Strengthen the environmental supervision of construction dust. Volatile organic compounds to carry out pollution prevention, to promote painting, petrochemical, printing and other volatile organic compounds pollution control industry. Total coal consumption in key areas to carry out controlled experiments.

Fifth, strengthen the hazardous waste management, to further promote solid waste pollution prevention and control

(Xi) strengthening standardized management of hazardous waste. Implementation of the "further strengthen the supervision of hazardous waste and medical waste Work", a comprehensive standardized management of hazardous waste inspectors to carry out assessment work. The development of "" five-second "national standardized management supervision and assessment of hazardous waste program of work" and "standardized management of hazardous waste indicators." Preparation of "" five "hazardous waste pollution prevention plan."

(Xii) implementation of the "waste electrical and electronic product recycling regulations." The provincial environmental departments deal with the preparation of waste electrical and electronic products development plan, carry out waste electrical and electronic products business qualification and licensing work. Building national information on waste electrical and electronic product data management system, online data reporting. Based on "waste electrical and electronic products business subsidies Audit Guide", strictly carry out appliance "TM" dismantling subsidies audit. Advancing the operation of hazardous waste and solid waste pollution prevention record information release.

(Xiii) to strengthen pollution prevention and control of imported waste and sludge. Regulate the import of waste management, increase supervision of imported waste later. Strengthen cooperation with customs, quality inspection of intersectoral cooperation and international cooperation, increase prevention efforts and combat the illegal import of waste. Implementation "on the strengthening of municipal wastewater treatment plant sludge pollution prevention and control work," to strengthen the main responsibility for sewage treatment plants, sludge treatment and disposal to strengthen the whole process of supervision.

(Xiv) environmental management of contaminated sites to explore. The development of "" five-second "contaminated sites Environmental Management Plan" to guide the country to carry out "five" pollution prevention and control of contaminated sites. To shut down, moved or proposed relocation of polluting industrial enterprises, focusing on environmental risk assessment, investigation and identification of contaminated sites.

Six, highlighting the environmental safety risk prevention and control, building a new system of environmental management of chemicals

(Xv) accelerate the chemical environment management system. Implementation of the "dangerous chemicals Management Regulations", issued on strengthening the environmental management of chemicals work notice. Preparation of "environmental risk prevention and control of chemical" five "plan."

Preparation of "chemical laboratory tested management methods." Inspection agency to carry out the test chemicals.

(Xvi) to carry out persistent organic compounds and mercury pollution prevention. Preparation of "the nation's major industries pollution control persistent organic pollutants" five "plan." Promote the establishment and organization and implementation of emission sources of persistent organic pollutants in the environment statistical system. Source of mercury emissions nationwide to carry out surveys, and focus on typical regional sectors of mercury pollution sources monitoring and evaluation. Organizations atmospheric mercury pollution control coal-fired power plant pilot.

(Xvii) to strengthen the export of toxic chemicals and new chemical substances in environmental management. Strictly enforce and improve the export of toxic chemicals and new chemical substances management of administrative examination and approval work environment, regulate the import and export of toxic chemicals in the early stage of pre-and post-registration monitoring, registration of new chemical substances to do after the supervision and management.

Seven, strict environmental access, build a new system of industrial pollution control

(Xviii) to carry out verification of key industries of environmental protection and environmental access. Verification of corporate environmental conduct of rare earth, rare earth environmentally released list of corporate announcements, the announcement is not included in the list of enterprises to adopt the most stringent environmental control measures and strict penalties for environmental violations. To carry out iron and steel, leather, citric acid, monosodium glutamate and other heavily polluting industries and environmental verification announcement. With the relevant departments of industrial policies to promote the elimination of backward production capacity, to promote the "two high" industry restructuring. Environmental protection as a precondition, with the relevant departments to carry out lead, zinc, lead battery, polysilicon and other heavily polluting industries access.

(Xix) to promote clean production audits of key enterprises and evaluation and acceptance. Continue to publish notice of cleaner production and cleaner production annual briefing. Research to develop "key cleaner production audit assessment, acceptance of technical details" and "enterprise implementation of cleaner production performance of accounting rules." Enhance the quality of clean production audits, and effectively improve the effectiveness of the implementation of cleaner production audit. Provinces should be completed before the end of the year within the jurisdiction of prevention and control of five key sectors of heavy metals "double super-double of" cleaner production audits and evaluation and acceptance. Should be based around the "Cleaner Production Promotion Law", refused to increase the implementation of cleaner production audit "double over double the" business of punishment, but will be subject to penalties for corporate information on the government website to the public.

(Xx) to strengthen environmental inspection and supervision of listed companies. Listed companies to further improve the environmental verification system, increase penalties for serious environmental violations. Comprehensive environmental review to promote information disclosure of listed, I will be open to the Environmental Protection Department of the Ministry to submit applications for listing of environmental review a list of companies, both public through the Environmental Protection Ministry and the provincial environmental protection department of environmental inspection companies listed on the list. The provincial environmental protection departments should be promptly and publicly is verifying the information the company has passed the verification, verification of public notice period should be full public consultation report listed environmental verification technologies. Environmental information disclosure of listed companies to promote the establishment of key industries environmental reports of listed companies release system. Involving lead and heavy metal emissions of listed companies in the industry to carry out after the inspection, inspection after the release of the briefing. Verification techniques to increase the public environmental supervision and management consulting unit.

Eight, deepening urban environmental management, urban environmental quality

(Xxi) to deepen comprehensive urban environmental improvement examination work. Enable comprehensive urban environmental improvement examination of data submitted to the system, to carry out comprehensive urban environmental improvement examination Mixed data, enhanced data and on-site audits to verify authenticity. Released 2010 annual national comprehensive improvement of urban environmental management and annual reports, in-depth analysis of the "Eleventh Five-Year" period changes in the urban environment, while increasing the exposure of urban environmental pollution intensity. Development of "second five" comprehensive urban environmental improvement examination indicator system and the city test work management.

(Xxii) steady progress in the creation of national environmental protection model city work. Strict accordance with the "National Environmental Protection Model City, creation and management of work" and "the national environmental protection model city assessment indicators and their implementation details (phase VI)" called for the examination and testing, focus on the work of national environmental protection model city for review, priority review has passed Acceptance of the city but not yet named. Formulate and release "Creating the National Environmental Protection Model City Planning Outline" and "the creation of national environmental protection model city planning the annual implementation plan," preparation guide. Study the development of national environmental protection model city technology assessment, examination and testing on-site rating rules.

(Xxiii) to deepen the motor vehicle pollution control, improved management of motor vehicle pollution control system. Research to develop "further strengthen the motor vehicle pollution control guidance", to further improve the vehicle environment monitoring system. Continue to improve vehicle emission standards, July 1, 2011 light-duty gasoline vehicles from the four countries to implement emission standards. Environmental testing organizations to carry out special rectification, and introduce environmentally friendly motor vehicle inspection regulations. Speed up the "yellow standard car" out of step, and so strongly reduce NO_x emissions. Vehicle to promote environmental regulatory capacity building, coordinate the resolution of low-sulfur motor fuel supply problems.

(Xxiv) to further advance the noise pollution control. Further implement the Department of Environmental Protection, Development and Reform Commission and other 11 departments jointly issued the "on the strengthening of prevention and control of environmental noise pollution to improve the environmental quality of urban and rural sound guidance" to strengthen the training of personnel, organizations focus on the noise source identification and functional area planning and environment setting and adjusting work to increase the focus areas of noise pollution control efforts to effectively solve the problem of noise nuisance.

Nine, improve pollution control laws and regulations, establish and improve environmental protection, long-term mechanism

(Xxv) to amend and develop laws and regulations. Continue to promote the "PRC Air Pollution Prevention Law" revision of the provisions of refinement, and supporting policies to do the preparatory work. Completion of "hazardous chemicals environmental management registration" working draft for approval.

(Xxvi) to study long-term mechanism to explore pollution prevention. Pollution prevention and control of key projects to further improve the library, explore and improve the "Award to promote governance" and other policy measures. Explore the establishment of industrial pollution damages, payment of transboundary water pollution and drinking water source cross-section upstream and downstream environmental compensation mechanism.

(Xxvii) serious implementation of international environmental conventions. Organizations do a good job "on Ozone Depleting Substances Montreal Protocol", "Control of Transboundary Movements of Hazardous Wastes and their Disposal, Basel Convention," "on Persistent Organic Pollutants Stockholm Convention" and "on the international trade of certain hazardous chemicals products and Prior Informed Consent Procedure of the Rotterdam Convention "compliance work, and environmental management into their daily, to strengthen law enforcement.

(Xxviii) the organization to carry out environmental supervision and inspection work. According to the Central Commission for Discipline Inspection on accelerating the transformation of economic development supervision and inspection requirements, organizational policies and measures for environmental protection carried out throughout the implementation of the supervision and inspection.

Organizer: Ministry of Environmental Protection's Republic of China
Technical Support: PRC Ministry of Environmental Protection Information Center

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Insight into technology and policy to promote pollution prevention and control of heavy metals Page 1 of 2 #9-3

中华人民共和国环境保护部
Ministry of Environmental Protection of the People's Republic of China

You are here: Home > Environment News

2011-04-25

China Environment News reporters Liu Xiu and Feng Guiyang reported by the China Environment News and the China Nonferrous Metals Society of Academic Committee of Environmental Protection co-hosted the "five-second" heavy metal pollution control technology and policy interpretation will be held recently in Guiyang City. Participants on the heavy metal pollution control technology, policy and other issues will be discussed.

As China's first "five-second" special plan "comprehensive prevention and treatment of heavy metal pollution" five "plan" to follow the source of prevention, the process block, clean production, the end of treatment the concept of integrated prevention and control of the entire process, clearly the heavy metal pollution prevention goals. In line with the heavy metal pollution prevention, the meeting invited the head of the Environmental Protection Department of the relevant departments, industry experts, in-depth interpretation of "integrated pollution prevention and control of heavy metals" five "plan" for the relevant enterprises made in the future development direction.

Environmental Protection Department official said in his speech, the relevant enterprises should adhere to the scientific concept of development and people-oriented ideas, the enterprise

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Insight into technology and policy to promote pollution prevention and control of heavy metals Page 2 of 2 development and environmental pollution prevention as important as location, speed up technological innovation and eliminate backward production technology, strict compliance with relevant environmental laws and regulations and the various systems, and improving environmental standards. When new industrial projects, from the perspective of the whole life-cycle considerations, in the industrial chain, recycling of resources and promote sustainable industrial development.

China Environment Daily, vice president of Wang Guifen said in his speech, China Environment News media should give full play to their propaganda advantage, build businesses and relevant government departments, industry experts exchange platform for corporate environmental pollution control standards.

Source: China Environment News

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Organizer: Ministry of Environmental Protection's Republic of China
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Xu Ming, vice governor of Jiangsu Province, in the heavy metal pollution prevention conference on the harm to the masses away from the heavy metal poll... Page 1 of 3 #9-4

中华人民共和国环境保护部
Ministry of Environmental Protection of the People's Republic of China

You are here: Home > Environment News

2011-04-22

China Environment News reporter trainee reporter Yan Yan Li Li Fan Shengnan reported high Jienan Beijing People's Government of Jiangsu Province, the province has organized the heavy metal pollution prevention conference. Xu Ming, vice governor of Jiangsu Province, at the meeting stressed that all localities and departments must adhere to environmental priorities and environmental protection for the people of the idea, effectively assume responsibility for heavy metal pollution prevention, to ensure that prevention is effective, so people stay away from heavy metal pollution hazards.

Jiangsu Province is the country's 14 key control identified one of the provinces. To increase the heavy metal pollution prevention efforts, the Jiangsu provincial government clearly must adhere to the "people-oriented, scientific development, overall planning, focus, control of the new governance old, structural adjustment, strict supervision, comprehensive prevention and control, and strengthen emergency response, safety," the guiding principle to lead, mercury, cadmium, chromium and arsenic classes focus on prevention and control of metal pollutants, give prominence to lead-acid batteries,

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Xu Ming, vice governor of Jiangsu Province, in the heavy metal pollution prevention conference on the harm to the masses away from the heavy metal poll... Page 2 of 3 electroplating, chemical, electronic components manufacturing, heavy non-ferrous metal smelting industry, the five key prevention and control, and focus on prevention and control 33 prevention and control of the region and the 358 key enterprises of rectification. Strive to 2015, a relatively perfect system of heavy metal pollution prevention, emergency response systems and environmental and health risk assessment system, focusing on prevention and control area of heavy metal emissions by 15% compared to 2007, focusing on the industry improved significantly the level of pollution control focus on prevention and control of enterprises achieve stable discharge, the province's heavy metal pollution has been effectively controlled.

Xu Ming said that the realization of this goal, we must focus their efforts on four aspects: First, adjust the industrial structure; Second, the strict access criteria for the project; third is to strengthen the integrated pollution control; Fourth, strong protection of public safety. Should focus on strengthening the monitoring of heavy metals in agricultural soils and land contamination assessment, control dynamics, classification level of risk, improve the heavy metal pollution emergency plans, pay close attention with emergency monitoring equipment. This year, the Jiangsu provincial government decided to launch campaigns to highlight the focus on environmental issues, combined with the requirements of national environmental protection special action, focusing on heavy metal pollution, especially lead-acid battery pollution, special treatment, emission reduction facilities operation supervision duties, according to financial penalties, administrative processing judicial accountability, sewage charges and other comprehensive measu[illegible] environmental violations.

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Environmental Protection Information Center

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Page 1 of 3 #9-5

中华人民共和国环境保护部

Ministry of Environmental Protection of the People's Republic of China

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Author: Yan Yan Gao Jie Lili Fan Shengnan 2011-05-04

China Environment News reporters Yan Yangao and Jie Jianxi correspondent reported that Li Li Fan Shengnan Nanjing, Jiangsu Provincial Government recently held meetings across the province of heavy metal pollution prevention and control, deployment of the "five-second" heavy metal pollution prevention and environmental protection special action across the province in 2011.

Meeting the requirements of heavy metal pollution prevention to achieve the "four in place."

First, implement and with the place. Throughout the remediation industry to phase out heavy metal pollution and promote clean production tasks, and to the counties (cities, districts) by the letter and enterprises. Actively cooperate with the environmental sector, to take practical measures to promote technical innovation and governance for project implementation and the timely collection, compilation and submitted to the heavy metal pollution prevention and control of the situation. Relevant departments to strengthen communication and coordination among, and concerted efforts to forge ahead.

Second, the stock adjustment and incremental control in place. The meeting called to speed up elimination of outdated production capacity. Before the end of April 2011 the province's goal of eliminating backward production

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capacity to the cities to implement the task, the implementation of the enterprise, to the public. Guidance throughout the period out to urge the serious pollution of the environment behind the technology and equipment. Regulate investment behavior, stop the blind investment and low-level duplicated construction. Strengthen the management of out of class projects, restricted new projects are not approved, approval or filing, the source of the good project access. Fails to complete the task of shutting down businesses will not be approved, approval and filing of new investment projects. Related industries continue to strengthen manufacturing enterprises to be rectified. Actively guide the industry's emissions of heavy metals producers admission into the area, improve the level of disposal of industrial waste treatment.

Third, the promotion of cleaner production work place. According to the arrangements, Jiangsu Province, will be heavy non-ferrous metal smelting industry, lead-acid battery manufacturing, leather and its products, chemical materials and chemical products manufacturing, focusing on heavy non-ferrous metal mining industry, combined with the actual situation, in a targeted manner the development of clean production technology implementation plan. In 2011, the government established 500 voluntary implementation of clean production audit task decomposition to the country and enterprises. To carry out clean production standards creating the first event, creating a number of advanced clean production enterprises. Policy guidance and support to increase funding, improve the high costs of cleaner production program implementation rate. Qualified enterprises to promote the use of advanced, efficient and pollution-free technology and equipment to speed up construction involving heavy use of demonstration projects, resource recovery, and promote resource conservation and comprehensive utilization.

Fourth, to promote accelerated economic development of industrial recycling measures in place. The meeting called to create a demonstration project as the starting point to promote the recycling economy promotion and application of common and key technologies. Around the energy cascade utilization of water resources, industrial waste water, waste gas, waste recycling, eco-industrial chain extension and links, e-waste clean resource, in the iron and steel, nonferrous metals, chemicals and other key industries to accelerate the application of advanced applied technology integration, vigorously promote the manufacture of mechanical and electrical products.

Source: China Environment News

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Organizer: Ministry of Environmental Protection's Republic of China
Technical Support: PRC Ministry of Environmental Protection Information Center

Address: Xicheng District, Beijing Xizhimen Nanxiaojie 115 Zip Code: 100035
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ICP record number: Beijing IC 05009132

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Ningxia enterprises that illegally discharge remediation in 2011 public health environmental protection special action in full swing Page 1 of 2 #9-6

中华人民共和国环境保护部
Ministry of Environmental Protection of the People's Republic of China

You are here: Home > Work Dynamic

2011-04-27

National enterprises that illegally discharge remediation of environmental protection special action to protect public health after the teleconference, starting from April, the environmental protection departments at all levels of Ningxia Autonomous Region, illegal sewage remediation company to protect public health and environmental protection special action in full swing. This year, to address the harmful impact on public health and environmental issues of sustainable development as a prominent focus, a thorough renovation is key enterprises in key industries and key areas of heavy metal pollution. Accelerate the implementation of "integrated pollution prevention and control of heavy metals" five "plan" will lead smelting, secondary lead and lead-acid battery recycling business in 2011 as the focus of environmental protection special action, a comprehensive investigation into lead smelting and lead-acid battery industry, enterprise environmental law issues, Heavy metals have been identified key enterprises in key areas, the implementation of remediation measures to effectively eliminate the environmental pollution problems; increase supervision of hazardous waste involved in heavy metal, strictly enforce the transfer of hazardous waste a single system. Second is to further increase the pollution reduction supervision of key enterprises, strengthen the effectiveness of pollution reduction. Continue to strengthen supervision of sewage treatment plant operation, to enhance the operational management level; further increase the sewage treatment plant sludge treatment and disposal of supervision, increase the sludge treatment facilities

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operation and maintenance, proper disposal of sludge, and severely punish illegal dumping and illegal disposal of sludge behavior. Continue to strengthen the regulatory power and steel companies, and urge enterprises to strengthen pollution control facilities, operation and maintenance and management to ensure effective operation.

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Organizer: Ministry of Environmental Protection's Republic of China
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Address: Xicheng District, Beijing Xizhimen Nanxiaojie 115 Zip Code: 100035
Agencies phone numbers_Site Map_Contact Us

ICP record number: Beijing IC 05009132

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Chongqing Municipal Environmental Protection Bureau five measures to strengthen the work of the main city standards of industrial enterprises Page 1 of 3 #9-7

中华人民共和国环境保护部

Ministry of Environmental Protection of the People's Republic of China

You are here: Home > Work Dynamic

2011-04-27

Recently, Chongqing Municipal Environmental Protection Bureau record mode works the main city of the fourth group held a key industrial enterprise standard work schedule will be. The meeting clearly five measures to further strengthen the industrial enterprises in 2011, the main city of the special task of discharge.

First, a comprehensive inventory of industrial production scale, production technology and location verification of compliance with environmental assessment and approval requirements, if there is not in line with industrial policies, the existence of environmental risks. The existence does not meet the requirements of the EIA approval and the deadline was August 31, 2011 to complete the rectification, do not meet industrial policy or the existence of the mandatory elimination of backward technology, equipment and products should be forced out of schedule to complete the task. There is a big risk for the enterprise environment to urge the development of environmental emergency plans and regular exercise.

Second, a comprehensive verification of key industrial enterprises licensing is in place, payment types and pollution emission factor is comprehensive and accurate. Be sure to verify that the issue of May 10 to complete

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Chongqing Municipal Environmental Protection Bureau five measures to strengthen the work of the main city standards of industrial enterprises Page 2 of 3 the rectification work.

The third is to strengthen environmental monitoring and supervision. Discovery of new pollution control facilities or facilities do not match the excessive discharge of pollutants, issued in the April 30 deadline for governance, management has issued a deadline for the completion deadline for the task, and to urge their speed up progress to ensure implementation by June 30 discharge. On June 30 did not achieve discharge standards, and be shutdown governance according to law. Found on examination of environmental violations, according to the law and rectification, the rectification of all outstanding due start a daily count penalty or suspend production for rectification.

Fourth, to strengthen the clean production audit. Further verification of five heavy metal pollution prevention, and control of key industries, industry overcapacity and the seven "Key Management Cleaner Production Industry Classification List" should be listed in other important sectors in the implementation of cleaner production audit the list of key enterprises, combined with effective enterprise implementation of cleaner production audit period, District plans to develop cleaner production audit in accordance with Municipal Environmental Protection Bureau issued its annual audit program organization and implementation of clean production of cleaner production audit.

Fifth, efforts to increase corporate environmental management of heavy metals. According to the city's heavy metal pollution prevention conference, full implementation of the objectives, tasks, annual heavy metal, heavy metal key urge area businesses to be involved in from May 1 to establish characteristics of pollutants from the monitoring system on the end of June in the major media network or local media published 2010 Environmental Report, November 30 key enterprises to participate in prevention and control of environmental pollution liability insurance. Failure to complete requirements for the enterprise, should be ordered for rectification, the rectification fails to complete all filing requirements of the implementation of daily cumulative punishment.

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Protection's Republic of China Code: 100035 05009132
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#9-8

Long way to go imminent heavy metal pollution prevention

2010-07-01 13:22:17

"No dumping of hazardous waste where the waste identification, and because aging facilities, coal tar leaking phenomenon exists, we go in for inspection, stepped on shoes are on, while the risk of untreated waste piled in the open air factory, once the rain , there is poison would seep into the soil, and with the rain into the ocean, the harm can be imagined. "Provincial Environmental Supervision Bureau staff to reporters, is a city in western Liaoning, check to see when a large corporate scene," We have order business for rectification, the recent penalties will be the next single. "

Since 2009 have occurred in some parts of children, "lead levels" after the incident, heavy metal pollution into the public spotlight. To this end, the ministry nine departments of the State Council jointly launched a special inspection of heavy metal pollution. In the Ministry of Environmental Protection under the unified arrangements of the provincial Environmental Protection Department in 2009 on the basis of special inspection, launched in May this year, heavy metal special rectification action, combined with the pollution sources census results, a comprehensive investigation of raw materials, intermediate products, waste products and emissions, emissions, waste involved in the lead, cadmium, mercury, chromium and arsenic metals pollution in order to avoid heavy metal contamination.

Provincial Environmental Protection Bureau made it clear that the province will be heavy this year, corporate governance heavy metal pollution. For heavy metal pollution, Liaoning mercy.

Solve the imminent problem of heavy metal pollution

In recent years, frequent incidents of domestic heavy metal pollution. Some experts, the outbreak of a row of heavy metal contamination is a natural warning signal issued: Solving the accumulation of past development, legacy of heavy metal pollution, imminent.

At the national level, the leaders of heavy metal pollution has entered the line of sight. 2009 State environmental protection special action is the focus of thorough investigation of the national inspection of heavy metals pollution problems. With the country in September last year, heavy metal pollution prevention conference held a lead by the Ministry of Environmental Protection developed a "comprehensive treatment of heavy metal pollution plan", modified by a number of departments, has been submitted to the State Council.

As the old industrial province of Liaoning gathered inside a large iron and steel, chemical, heavy metals so the pressure is huge. Liaoning many heavy metals refining company and a large number of underground black workshop, but also a great threat to the environment. The province of heavy metal pollution are generally from a low, heavy pollution, hazards and more so. According to preliminary statistics, the province's total of 259 heavy polluting enterprises, as of now, there are two polluting enterprises have been banned, ordered to regulation 34, the deadline for correction 7.

The most prominent heavy metal pollution in water

It is understood that heavy metals enter the body, there are three main ways, namely food, water and air. The most prominent heavy metal pollution in water. Heavy metal pollution is also one of the most damaging pollution.

Studies have shown that heavy metals through mining, metal smelting, metal processing and chemical production waste, fossil fuel burning, application of pesticides and fertilizers and garbage and other man-made sources of pollution, as well as geological erosion, weathering and other natural sources in the form into the water, coupled with heavy metals have toxic in the environment can not easily be metabolized easily bioaccumulation and biomagnification effects with features, not only pollute the water environment, but also a serious threat to human and aquatic organisms.

Liao River Basin has long formed the coal, oil, steel and other heavy industry dominated the industrial structure, resource development strength, low efficiency, high emissions intensity. Industrial wastewater emissions, waste water basin total about 1 / 3, and showed a growing trend. Paper, chemical, metallurgy, food, pharmaceutical and other polluting industries, some enterprises with obsolete equipment, backward technology, pollution control facilities, debts, inadequate wastewater treatment facilities, it is difficult to achieve a stable discharge.
In addition, due to historical reasons, the Liaohe River the construction of urban sewage treatment plants debts more, Liaohe River Basin environmental monitoring, early warning, emergency response and environmental law enforcement capacity is relatively weak. The resulting weight of metal contamination of water in our province in the country has been outstanding.

In addition to the water in the heavy metal pollution, soil heavy metals is now a public hazard. Mineral processing and smelting, electroplating, plastic, batteries, heavy metals and chemical industry is the main industrial source of emissions, these emissions to the "three wastes" make some form of factories and enterprises around the soil zinc, lead content of up to 3000 mg / kg, while urban transport in the vehicle exhaust emissions, tire additives, heavy metals in the soil also affects the heavy metal content of urban heavy metal soil pollution is another major source.

Long way to go heavy metal pollution prevention

Hazards of heavy metal pollution on the environment so much. However, the reporter learned that, due to financial, practical technology, and profit-driven and other factors, many related production companies, sewage treatment, but corporate governance is not a strong force of heavy metals, most of the sewage containing heavy metals, waste water, waste and flue gas emissions into the environment. Provincial Environmental Supervision Bureau deputy director Wang Lixing told reporters that he found during an inspection, a company will be without any treatment of arsenic waste heaps in the open air factory hospital, nor take any seepage control measures.

Control techniques is the lack of heavy metal pollution was a major difficulty. Because heavy metals in the soil residence time as short as a few decades (eg, cadmium), or as long as tens of thousands of years (such as lead), so completely solve the existing problems is not easy. EPRI experts, Central Province, told reporters that the international community to use more buried this way.

Experts also introduced China's current environmental noise, solid waste has become a more perfect state discharge (control) standards, but in the heavy metal emissions control technology and lack of support was in urgent need of advanced and efficient source of heavy metal pollution control technology , pollution control technology and repair techniques, including mercury, cadmium, chromium, lead, arsenic pollution prevention technology.

In addition, although China's "Water Pollution Control Act," prohibits new water pollution control measures, no system of small chemical pulp, printing and dyeing, dyes, tanning, electroplating, oil refining, pesticides, and other serious pollution of the water environment of the enterprise; prohibited contain mercury, cadmium, arsenic, chromium, lead, cyanide, soluble phosphorus and other toxic waste discharges to water bodies, dump or directly into the ground; soluble toxic waste storage places, must be taken to waterproof, anti-leakage, anti-erosion measures However, compared with the strict laws and regulations, the daily monitoring and strict enforcement is always a "boss" of difficult issues.
Waits for no man, the state pollution prevention of heavy metals from the past are "reacting to" a gradual transition to "active response" to control the process of governance. Currently, the ministry is working with the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Finance, Ministry of Land Resources, Ministry of Agriculture, Ministry of Health and other departments, pay close attention to the development of "comprehensive treatment of heavy metal pollution plan", heavy metal pollution overall planning, sub- period in batches to determine the emission reduction task.

In addition, the state will set up a "heavy metal pollution prevention special fund." This year, the state will spend 10 billion yuan, focusing on lead, mercury, cadmium, chromium, arsenic and other heavy metal pollution comprehensive treatment, clean production process modification, pollution and promotion of new technology demonstration projects.

For heavy metal pollution problem, a well-known environmental organizations - Ma Jun, director of the Public Environmental Research Center, told reporters that heavy metal pollution prevention, the relevant departments should unite "gang war", environmental protection, water conservancy, oceanography, land sector monitoring instruments are to play its due role. Meanwhile, the relevant enterprises should promote information disclosure of its suppliers in order to put the public under the supervision of pollution.

Liaoning difficulties strike

Although more difficult, difficult, but determined to face the heavy metal pollution in Liaoning.

Provincial Environmental Protection Department official told reporters that the province of heavy metal pollution in this special regulation will completely shut down the obsolete ban small plating, small leather, small smelting technology and equipment and other backward production capacity.

Liaoning enterprises will be a comprehensive investigation of heavy metal raw materials, intermediate products, products and discharge of wastewater, waste gas, waste involved in the lead, cadmium, mercury, chromium and arsenic and other metals serious harm to the ecological environment and public health sources. Focus on identifying non-ferrous metal mining and smelting mines of lead batteries (including processing, recycling), leather and its products, chemical materials and chemical products, electroplating, emissions of heavy metals and other hazardous waste disposal business and historical heavy metal waste yard.
Emissions of heavy metals business environmental violations will be punished. Which, without the approval of the EIA of construction projects, all to stop the construction and production. Repeated investigations of repeat offenders, waste-water treatment to steal up, pollution control facilities is not running properly, all suspend production for rectification; for excessive emissions, shall be given high-limit penalties; level of drinking water sources, two heavy metals in protected areas emitters, no business license utilization and disposal of hazardous waste business, be banned.

The special environmental protection campaigns, involving arsenic industry to focus on the emissions of toxic and hazardous substances in businesses to conduct an intensive investigation, cracked down hard on illegal activities; to state control of key-based sources of pollution, to establish a territorial-based, municipal charge, provincial supervision, supervision of full-time management and control mechanisms to ensure that discharge standards; to printing, metallurgy, chemical industry, focusing on strengthening the dark, check to combat waste-water treatment behavior.

Provincial Environmental Protection Bureau Director Wang Bingjie said Liaoning will conduct a thorough investigation of heavy metal pollution status of enterprises and to develop prevention programs; heavy metal pollution problems in all areas of special inspection of law enforcement business, and resolutely crack down on illegal sewage behavior; the atmosphere, rivers, soil to carry out comprehensive monitoring, establish a monitoring heavy metal pollution, the regulatory system.

China Solid Waste Network

Source: Google Translation of http://www.caepi.org.cn/highlights/23399.shtml

#10

EXCERPT FROM "THE REAL ESTATE MARKET RESEARCH REPORT FOR DALIAN 2010"
published by the China Real Estate Information Corporation

2010 market forecast supply

Note: 2010 figure is expected to sell the building area of land;
All new construction area of Dalian Municipal Bureau of Statistics data are subject to caliber.

2008 to 2010 were started in Dalian area 13,732,100 square meters of commercial housing, while from 2008 to 2010 year-end total sales area of 20,008,900 square meters of commercial housing, statistics as of last year, the end of 2009, the market stock of nearly 300 million square meters, can be seen even with the stock before the current housing market is still scarce.

2010 transfer of the operating floor area of 5614.26 square meters of land. 2010 new construction real estate area of 246.88 Million square meters. Transfer of goods-residential land are more concentrated in the fourth quarter of 2010, about 100 turnover block construction is expected to face large heavy volume of land in 2010, is bound to make 2011-2012 the supply has been rising. From land transactions location and size point of view, the transaction structure, the next two years will have a certain offset, the offset direction of the Bay Area will be general, Ganjingzi, Dalian Development Zone, Jinzhou Port Arthur area, mainly. If the transaction is expected to land a significant floor space in 2011 into the sale area, then the heavy volume surrounding area will be larger, but the average transaction price will not be very high.

Source: Google Translation of Page 30 of Report